ALBERTA COMPLIANCE SERVICES INC.


03050787


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C.
155
SECTION

April 30, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Amended Interim Financial Statements for the nine months ended September 30, 2002
2. Amended Interim Financial Statements for the six months ended June, 30, 2002
3. News Release dated April 7, 2003
4. Material Change Report
5. Qualifying Issuer Certificate
6. Early Warning Report
7. News Release dated April 9, 2003
8. Material Change Report
9. Early Warning Report
10. Early Warning Report
11. News Release dated April 10, 2003
12. News Release dated April 11, 2003

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.





Sherri Van Ham
Associate

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C.
155
SECTION

APPLIED GAMING SOLUTIONS OF CANADA INC.

Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Balance Sheets

	September 30, 2002	December 31, 2001
	(Restated) *(Unaudited)*	*(Audited)*
Assets		
Current		
Cash	$ 7,327	$ -
Accounts receivable	3,989	825
Prepaid expenses	1,270	1,274
	12,586	2,099
Capital assets	477,585	1,537,976
Deferred development costs	-	307,606
	$ 490,171	$ 1,847,681
Liabilities		
Current		
Accounts payable - Note 3	$ 4,786,908	$ 11,827,066
Short-term loans	2,250,000	2,250,000
	7,036,908	14,077,066
Long-term debt	500,000	500,000
	7,536,908	14,577,066
Shareholders' Deficiency		
Share capital	15,779,122	15,779,122
Deficit	(22,825,859)	(28,508,507)
	(7,046,737)	(12,729,385)
	$ 490,171	$ 1,847,681

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Loss and Deficit

(Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,	
	2002 *(Restated)*	2001	2002 *(Restated)*	2001
Revenues	$ 48,713	$ 52,186	$ 15,044	$ 17,166
Other expenses				
General and administrative	1,223,283	1,906,094	234,966	655,647
Interest on short-term loans and accounts payable	1,545,357	1,542,438	379,643	546,509
Interest on long-term loans	117,363	87,266	42,052	31,268
Depreciation and amortization	1,111,128	296,600	914,884	98,870
	3,997,131	3,832,398	1,571,545	1,332,294
Loss from continuing operations	(3,948,418)	(3,780,212)	(1,556,501)	(1,315,128)
Other				
Settlement of debt - Note 3	9,631,066	-	-	-
Net earnings (loss)	5,682,648	(3,780,212)	(1,556,501)	(1,315,128)
Deficit, beginning of period	(28,508,507)	(23,702,712)	(21,269,358)	(26,167,796)
Deficit, end of period	$(22,825,859)	$(27,482,924)	$(22,825,859)	$(27,482,924)
Weighted average shares outstanding	33,690,581	32,382,910	33,690,581	32,382,910
Loss per share before other item	$ (0.12)	$ (0.12)	$ (0.05)	$ (0.04)
Earnings (loss) per share	$ 0.17	$ (0.12)	$ (0.05)	$ (0.04)

See accompanying notes

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Cash was provided by (used for):				
Operating activities				
Net earnings (loss)	$ 5,682,648	$ (3,780,212)	$ (1,556,501)	$ (1,315,128)
Items not involving cash				
Gain on debt settlement	(9,631,066)	-	-	-
Foreign translation adjustment	377,744	-	-	-
Amortization	1,111,128	296,600	914,884	98,870
Cash used in operations	(2,459,546)	(3,483,612)	(641,617)	(1,216,258)
Change in non-cash working capital balances	2,466,873	2,422,524	646,298	1,005,937
	7,327	(1,061,088)	4,681	(210,321)
Financing activities				
Issue of common shares, net of issue costs	-	1,069,962	-	213,180
Investing activities				
Acquisition of capital assets, net	-	(40,198)	-	-
Increase in deferred development costs	-	(256,869)	-	-
	-	(297,067)	-	-
Increase (decrease) in cash position	7,327	(288,193)	4,681	2,859
Cash position, beginning of period	-	284,842	2,646	(6,210)
Cash position, end of period	$ 7,327	$ (3,351)	$ 7,327	$ (3,351)

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

Note 1 - Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At September 30, 2002 the Company had a working capital deficiency of $7,024,322 and an accumulated deficit of $22,825,859. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $48,713 for the nine month period ended September 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financial facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

Note 2 - Significant Accounting Policies

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

Note 3 - Accounts Payable

Accounts payable consists of the following:

	September 30, 2002 *(Unaudited)*	December 31, 2001 *(Audited)*
Trade	$ 254,751	$ 309,867
Accrued interest	3,389,601	2,215,970
Employees	594,556	516,690
Due to Emerging Market Solutions International Inc.	548,000	95,122
Due to Automated Wagering International Inc.	-	8,689,417
	$ 4,786,908	$ 11,827,066

Note 4 - Settlement of Debt

Pursuant to a settlement and termination agreement dated May 31, 2002 between the Company and Automated Wagering International, Inc. ("AWI"), the Company paid approximately $23,000 ($15,000 USD), representing full and final settlement of debts aggregating $9,654,066 between the Company and AWI. During the period January 1, 2002 through to May 31, 2002 the Company incurred $434,092 in general overhead costs from operations in Northern Vietnam and $530,557 in interest on outstanding amounts due to AWI. Accordingly, a gain on settlement of debt of $9,631,066 has been reflected in operations during the period ended June 30, 2002.

Note 5 - Restatement of Interim Financial Statements

(a) Agreement with Emerging Market Solutions International Inc.

The interim financial statements for the three and nine months ending September 30, 2002 have been restated to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Company on May 30, 2002. Under the share purchase agreement the Company originally recorded additions to deferred development costs of $2,206,869 of which $1,662,168 related to EMSI and their development of the lottery system in the City of Ho Chi Minh and the Southern Provinces of Vietnam and $544,701 related to general overhead costs of the Company and its operations in the Northern Provinces of Vietnam.

As the share purchase agreement is subject to a number of conditions, the transaction has not been completed as of September 30, 2002. Accordingly, the deferred development costs and liabilities associated of $1,662,168 have been removed from the financial statements as the costs relate to EMSI and not the Company. In addition, the costs associated with general overhead of $544,701 have been reclassified from deferred development costs and charged to operations for the period.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

(b) Lottery system in Northern Provinces of Vietnam

The Company has evaluated the carrying values of its capital assets and deferred development costs associated with its lottery system in the Northern Provinces of Vietnam and have determined there has been an impairment in value due to continued shortfalls in net revenues recovered from the project. Accordingly, additional depreciation and amortization of $817,058 has been charged to operations during the period ended September 30, 2002 of which $773,136 represents the impairment of capital assets and the balance relates to deferred costs.

(c) Settlement of debt

The Company has reclassified $377,744 from general and administration to settlement of debt, representing the foreign currency translation gain relating to the settlement of debt with AWI as described in Note 4.

(d) Advances from EMSI

During the period the Company received advances from EMSI of $165,046 ($94,930 U.S.) which have been reclassified from expense recoveries to accounts payable at September 30, 2002.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

The effects of the restatement are as folows:

Balance Sheet Data	September 30, 2002	
	As reported	*Restated*
Assets		
Current		
Cash	$ 7,327	$ 7,327
Accounts receivable	3,989	3,989
Prepaid expenses	1,270	1,270
	12,586	12,586
Capital assets	1,250,721	477,585
Deferred development costs	2,250,791	-
	$ 3,514,098	$ 490,171
Liabilities		
Current		
Accounts payable	$ 6,284,030	$ 4,786,908
Short-term debt	2,250,000	2,250,000
	8,534,030	7,036,908
Long-term debt	500,000	500,000
	9,034,030	7,536,908
Shareholders' Equity		
Share capital	15,779,122	15,779,122
Deficit	(21,299,054)	(22,825,859)
	(5,519,932)	(7,046,737)
	$ 3,514,098	$ 490,171

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

	For the nine months ended September 30, 2002		*For the three months ended September 30, 2002*	
Statement of Loss and Deficit Data	*As reported*	*Restated*	*As reported*	*Restated*
Revenue	$ 48,713	$ 48,713	$ 15,044	$ 15,044
Expenses				
General and administrative	135,792	1,223,283	1,148	234,966
Interest and short-term loans	1,545,357	1,545,357	379,643	379,643
Interest on long-term loans	117,363	117,363	42,052	42,052
Depreciation and amortization	294,070	1,111,128	97,826	914,884
	2,092,582	3,997,131	520,669	1,571,545
Loss from continuing operations	(2,043,869)	(3,948,418)	(505,625)	(1,556,501)
Other				
Settlement of debt	9,253,322	9,631,066	-	-
Net earnings (loss)	7,209,453	5,682,648	(505,625)	(1,556,501)
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(21,269,358)
Deficit, end of period	$ (21,299,054)	$ (22,825,859)	$ (30,094,247)	$ (22,825,859)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.06)	$ (0.12)	$ (0.02)	$ (0.05)
Earnings (loss) per share	$ 0.21	$ 0.17	$ (0.02)	$ (0.05)

82-4832


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C. 155 SECTION

APPLIED GAMING SOLUTIONS OF CANADA INC.

Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Balance Sheets

	June 30, 2002	December 31, 2001
	(Restated) *(Unaudited)*	*(Audited)*
Assets		
Current		
Cash	$ 2,646	$ -
Accounts receivable	4,805	825
Prepaid expenses	1,213	1,274
	8,664	2,099
Capital assets	573,140	1,537,976
Deferred development costs	-	307,606
	$ 581,804	$ 1,847,681
Liabilities		
Current		
Accounts payable - Note 3	$ 4,210,142	$ 11,827,066
Short-term loans	2,250,000	2,250,000
	6,460,142	14,077,066
Long-term debt	500,000	500,000
	6,960,142	14,577,066
Shareholders' Deficiency		
Share capital	15,779,122	15,779,122
Deficit	(22,157,460)	(28,508,507)
	(6,378,338)	(12,729,385)
	$ 581,804	$ 1,847,681

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Loss and Deficit

(Unaudited)

	For the six months ended June 30,		For the three months ended June 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Revenues	$ 33,669	$ 35,020	$ 15,184	$ 16,970
Expenses				
General and administrative	1,057,090	1,250,447	708,649	278,696
Interest on short-term loans and accounts payable	1,165,714	995,929	549,797	511,940
Interest on long-term loans	75,311	55,998	39,050	29,036
Depreciation and amortization	1,015,573	197,730	917,592	100,652
	3,313,688	2,500,104	2,215,088	920,324
Loss from continuing operations	(3,280,019)	(2,465,084)	(2,199,904)	(903,354)
Other				
Settlement of debt - Note 3	9,631,066	-	9,631,066	-
Net earnings (loss)	6,351,047	(2,465,084)	7,431,162	(903,354)
Deficit, beginning of period	(28,508,507)	(23,702,712)	(29,588,622)	(25,264,442)
Deficit, end of period	$(22,157,460)	$(26,167,796)	$(22,157,460)	$(26,167,796)
Weighted average shares outstanding	33,690,581	22,120,097	33,690,581	22,120,097
Loss per share before other item	$ (0.10)	$ (0.11)	$ (0.07)	$ (0.04)
Earnings (loss) per share	$ 0.19	$ (0.11)	$ 0.22	$ (0.04)

See accompanying notes

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,		For the three months ended June 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Cash was provided by (used for):				
Operating activities				
Net earnings (loss)	$ 6,351,047	$ (2,465,084)	$ 7,431,162	$ (903,354)
Items not involving cash				
Gain on debt settlement	(9,631,066)	-	(9,631,066)	-
Foreign translation adjustment	377,744	-	377,744	-
Amortization	1,015,573	197,730	917,592	100,652
Cash used in operations	(1,886,702)	(2,267,354)	(904,568)	(802,702)
Change in non-cash working capital balances	1,889,348	1,416,587	922,802	574,479
	2,646	(850,767)	18,234	(228,223)
Financing activities				
Issue of common shares, net of issue costs	-	856,782	-	151,650
Investing activities				
Acquisition of capital assets, net	-	(40,198)	-	(889)
Increase in deferred development costs	-	(256,869)	-	-
	-	(297,067)	-	(889)
Increase (decrease) in cash position	2,646	(291,052)	18,234	(77,462)
Cash position, beginning of period	-	284,842	(15,588)	71,252
Cash position, end of period	$ 2,646	$ (6,210)	$ 2,646	$ (6,210)

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

Note 1 - Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At June 30, 2002 the Company had a working capital deficiency of $6,451,478 and an accumulated deficit of $22,157,460. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $33,669 for the six month period ended June 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financial facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

Note 2 - Significant Accounting Policies

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Note 3 - Accounts Payable

Accounts payable consists of the following:

	June 30, 2002 *(Unaudited)*	December 31, 2001 *(Audited)*
Trade	$ 292,752	$ 309,867
Accrued interest	2,969,080	2,215,970
Employees	565,356	516,690
Due to Emerging Market Solutions International Inc.	382,954	95,122
Due to Automated Wagering International Inc.	-	8,689,417
	$ 4,210,142	$ 11,827,066

Note 4 - Settlement of Debt

Pursuant to a settlement and termination agreement dated May 31, 2002 between the Company and Automated Wagering International, Inc. ("AWI"), the Company paid approximately $23,000 ($15,000 USD), representing full and final settlement of debts aggregating $9,654,066 between the Company and AWI. During the period January 1, 2002 through to May 31, 2002 the Company incurred $434,092 in general overhead costs from operations in Northern Vietnam and $530,557 in interest on outstanding amounts due to AWI. Accordingly, a gain on settlement of debt of $9,631,066 has been reflected in operations during the period ended June 30, 2002.

Note 5 - Restatement of Interim Financial Statements

(a) Agreement with Emerging Market Solutions International Inc.

The interim financial statements for the three and six months ending June 30, 2002 have been restated to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Company on May 30, 2002. Under the share purchase agreement the Company originally recorded additions to deferred development costs of $2,206,869 of which $1,662,168 related to EMSI and their development of the lottery system in the City of Ho Chi Minh and the Southern Provinces of Vietnam and $544,701 related to general overhead costs of the Company and its operations in the Northern Provinces of Vietnam.

As the share purchase agreement is subject to a number of conditions, the transaction has not been completed as of June 30, 2002. Accordingly, the deferred development costs and liabilities associated of $1,662,168 have been removed from the financial statements as the costs relate to EMSI and not the Company. In addition, the costs associated with general overhead of $544,701 have been reclassified from deferred development costs and charged to operations for the period.

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

(b) Lottery system in Northern Provinces of Vietnam

The Company has evaluated the carrying values of its capital assets and deferred development costs associated with its lottery system in the Northern Provinces of Vietnam and have determined there has been an impairment in value due to continued shortfalls in net revenues recovered from the project. Accordingly, additional depreciation and amortization of $819,329 has been charged to operations during the period ended June 30, 2002 of which $773,136 represents the impairment of capital assets and the balance relates to deferred costs.

(c) Settlement of debt

The Company has reclassified $377,744 from general and administration to settlement of debt, representing the foreign currency translation gain relating to the settlement of debt with AWI as described in Note 4.

The effects of the restatement are as follows:

	June 30, 2002	
Balance Sheet Data	*As reported*	*Restated*
Assets		
Current		
Cash	$ 2,646	$ 2,646
Accounts receivable	4,805	4,805
Prepaid expenses	1,213	1,213
	8,664	8,664
Capital assets	1,346,276	573,140
Deferred development costs	2,253,062	-
	$ 3,608,002	$ 581,804
Liabilities		
Current		
Accounts payable	$ 5,872,310	$ 4,210,142
Short-term debt	2,250,000	2,250,000
	8,122,310	6,460,142
Long-term debt	500,000	500,000
	8,622,310	6,960,142
Shareholders' Deficiency		
Share capital	15,779,122	15,779,122
Deficit	(20,793,430)	(22,157,460)
	(5,014,308)	(6,378,338)
	$ 3,608,002	$ 581,804

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

	For the six months ended June 30, 2002		*For the three months ended June 30, 2002*	
	As reported	*Restated*	*As reported*	*Restated*
Statement of Loss and Deficit Data				
Revenue	$ 33,669	$ 33,669	$ 15,184	$ 15,184
Expenses				
General and administrative	134,645	1,057,090	(213,797)	708,649
Interest and short-term loans	1,165,714	1,165,714	549,797	549,797
Interest on long-term loans	75,311	75,311	39,050	39,050
Depreciation and amortization	196,244	1,015,573	98,264	917,592
	1,571,914	3,313,688	473,314	2,215,088
Loss from continuing operations	(1,538,245)	(3,280,019)	(458,130)	(2,199,904)
Other				
Settlement of debt	9,253,322	9,631,066	9,253,322	9,631,066
Net earnings (loss)	7,715,077	6,351,047	8,795,192	7,431,162
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(29,588,622)
Deficit, end of period	$ (20,793,430)	$ (22,157,460)	$ (20,793,430)	$ (22,157,460)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.05)	$ (0.10)	$ (0.01)	$ (0.07)
Earnings (loss) per share	$ 0.23	$ 0.19	$ 0.26	$ 0.22


SEC MAIL
RECEIVED
PROCESSING
MAY 07 2003
WASH. D.C.
155
SECTION

NEWS RELEASE

PACIFIC LOTTERY CORPORATION
(Formerly Applied Gaming Solutions of Canada Inc.)

Restatement of Interim Consolidated Financial Statements of Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.) for the Six Months Ended June 30, 2002 and for the Nine Months Ended September 30, 2002

Trading Symbol: TSX-Venture: LUK

For Immediate Release
April 7, 2003

Calgary, Alberta - Pacific Lottery Corporation (the "Corporation") announces that the interim consolidated financial statements of the Corporation for the six months ended June 30, 2002 and for the nine months ended September 30, 2002 have been revised to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Corporation on May 30, 2002. Under the share purchase agreement the Corporation originally recorded additions to deferred development costs of $2,206,869 of which $1,662,168 related to EMSI and its development of the lottery system in the City of Ho Chi Minh and the Southern Provinces of Vietnam and $554,701 related to general overhead costs of the Corporation and its operations in the Northern Provinces of Vietnam. Accordingly, the Corporation has reduced its current accounts payable by $1,662,168 for the six months ended June 30, 2002.

The Corporation has reevaluated the carrying values of its capital assets and deferred development costs associated with its lottery system in the Northern Provinces of Vietnam as at June 30, 2002. It determined there was an additional $773,136 impairment to capital assets in the period ended June 30, 2002 due to continued shortfalls in net revenues recovered from the project. Accordingly, additional depreciation and amortization of $817,058 has been charged to operations for the six month period ended June 30, 2002 and for the nine month period ended September 30, 2002.

The Corporation has reclassified $377,744 from general and administration to settlement of debt, representing the foreign currency translation gain relating to the settlement of debt with Automated Wagering International, Inc.

During the period the Corporation received advances from EMSI of $165,046 ($94,930 U.S.) which have been reclassified from expense recoveries to accounts payable at September 30, 2002.

The effects of the restatement are as follows:

	June 30, 2002		September 30, 2002	
Balance Sheet Data	*As reported*	*Restated*	*As reported*	*Restated*
Assets				
Current				
Cash	$ 2,646	$ 2,646	$ 7,327	$ 7,327
Accounts receivable	4,805	4,805	3,989	3,989
Prepaid expenses	1,213	1,213	1,270	1,270
	8,664	8,664	12,586	12,586
Capital assets	1,346,276	573,140	1,250,721	477,585
Deferred development costs	2,253,062	-	2,250,791	-
	$ 3,608,002	$ 581,804	$ 3,514,098	$ 490,171
Liabilities				
Current				
Accounts payable	$ 5,872,310	$ 4,210,142	$ 6,284,030	$ 4,786,908

82-4832

Balance Sheet Data	June 30, 2002 As reported	June 30, 2002 Restated	September 30, 2002 As reported	September 30, 2002 Restated
Short-term debt	2,250,000	2,250,000	2,250,000	2,250,000
	8,122,310	6,460,142	8,534,030	7,036,908
Long-term debt	500,000	500,000	500,000	500,000
	8,622,310	6,960,142	9,034,030	7,536,908
Shareholders' Deficiency				
Share capital	15,779,122	15,779,122	15,779,122	15,779,122
Deficit	(20,793,430)	(22,157,460)	(21,299,054)	(22,825,859)
	(5,014,308)	(6,378,338)	(5,519,932)	(7,046,737)
	$ 3,608,002	$ 581,804	$ 3,514,098	$ 490,171

Statement of Loss and Deficit Data	For the nine months ended September 30, 2002 As reported	For the nine months ended September 30, 2002 Restated	For the three months ended September 30, 2002 As reported	For the three months ended September 30, 2002 Restated
Revenue	$ 48,713	$ 48,713	$ 15,044	$ 15,044
Expenses				
General and administrative	135,792	1,223,283	1,148	234,966
Interest and short-term loans	1,545,357	1,545,357	379,643	379,643
Interest on long-term loans	117,363	117,363	42,052	42,052
Depreciation and amortization	294,070	1,111,128	97,826	914,884
	2,092,582	3,997,131	520,669	1,571,545
Loss from continuing operations	(2,043,869)	(3,948,418)	(505,625)	(1,556,501)
Other				
Settlement of debt	9,253,322	9,631,066	-	-
Net earnings (loss)	7,209,453	5,682,648	(505,625)	(1,556,501)
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(21,269,358)
Deficit, end of period	$ (21,299,054)	$ (22,825,859)	$ (30,094,247)	$ (22,825,859)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.06)	$ (0.12)	$ (0.02)	$ (0.05)
Earnings (loss) per share	$ 0.21	$ 0.17	$ (0.02)	$ (0.05)

	For the six months	*For the three months*

82-4832

	ended June 30, 2002		ended June 30, 2002	
	As reported	*Restated*	*As reported*	*Restated*
Statement of Loss and Deficit Data				
Revenue	$ 33,669	$ 33,669	$ 15,184	$ 15,184
Expenses				
General and administrative	134,645	1,057,090	(213,797)	708,649
Interest and short-term loans	1,165,714	1,165,714	549,797	549,797
Interest on long-term loans	75,311	75,311	39,050	39,050
Depreciation and amortization	196,244	1,015,573	98,264	917,592
	1,571,914	3,313,688	473,314	2,215,088
Loss from continuing operations	(1,538,245)	(3,280,019)	(458,130)	(2,199,904)
Other				
Settlement of debt	9,253,322	9,631,066	9,253,322	9,631,066
Net earnings (loss)	7,715,077	6,351,047	8,795,192	7,431,162
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(29,588,622)
Deficit, end of period	$ (20,793,430)	$ (22,157,460)	$ (20,793,430)	$ (22,157,460)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.05)	$ (0.10)	$ (0.01)	$ (0.07)
Earnings (loss) per share	$ 0.23	$ 0.19	$ 0.26	$ 0.22

For further information contact:
David Aftergood, President
(403) 266-8900

82-4832


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C.
155
SECTION

PACIFIC LOTTERY CORPORATION

2937 - 19th Street N.E., Calgary, AB T2E 7A2

April 9, 2003

ALBERTA SECURITIES COMMISSION
4th Floor
300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Executive Director

and to

BRITISH COLUMBIA SECURITIES COMMISSION
PO Box 10142
Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Executive Director

and to

ONTARIO SECURITIES COMMISSION
Box 55, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Executive Director

and to

TSX VENTURE EXCHANGE
10th floor, 300 - 5 Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re: PACIFIC LOTTERY CORPORATION (THE "CORPORATION") MATERIAL CHANGE REPORT UNDER SECTION 146(1)(b) OF THE *SECURITIES ACT* (ALBERTA), SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta), Form 53-901F of the *Securities Act* (British Columbia) and Form 27 of the *Securities Act* (Ontario). Concurrent

with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

Pacific Lottery Corporation
2937 - 19th Street N.E.
Calgary, AB T2E 7A2

Telephone: (403) 266-8900

Item 2 - Date of Material Changes

The material changes occurred on or about April 7, 2003.

Item 3 - Publication of Material Changes

A press release was issued on April 7, 2003.

Item 4 - Summary of Material Changes

The interim consolidated financial statements of the Corporation for the six months ended June 30, 2002 and for the nine months ended September 30, 2002 have been revised to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Corporation on May 30, 2002.

Item 5 - Full Description of Material Changes

The Corporation's interim consolidated financial statements for the six months ended June 30, 2002 and for the nine months ended September 30, 2002 have been revised to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Corporation on May 30, 2002. Under the share purchase agreement the Corporation originally recorded additions to deferred development costs of $2,206,869 of which $1,662,168 related to EMSI and its development of the lottery system in the City of Ho Chi Minh and the Southern Provinces of Vietnam and $554,701 related to general overhead costs of the Corporation and its operations in the Northern Provinces of Vietnam. Accordingly, the Corporation has reduced its current accounts payable by $1,662,168 for the six months ended June 30, 2002.

The Corporation has reevaluated the carrying values of its capital assets and deferred development costs associated with its lottery system in the Northern Provinces of Vietnam as at June 30, 2002. It determined there was an additional $773,136 impairment to capital assets in the period ended June 30, 2002 due to continued shortfalls in net revenues recovered from the project. Accordingly, additional depreciation and amortization of $817,058 has been charged to operations for the six month period ended June 30, 2002 and for the nine month period ended September 30, 2002.

The Corporation has reclassified $377,744 from general and administration to settlement of debt, representing the foreign currency translation gain relating to the settlement of debt with Automated Wagering International, Inc.

During the period the Corporation received advances from EMSI of $165,046 ($94,930 U.S.) which have been reclassified from expense recoveries to accounts payable at September 30, 2002.

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The effects of the restatement are as follows:

Balance Sheet Data	June 30, 2002 As reported	June 30, 2002 Restated	September 30, 2002 As reported	September 30, 2002 Restated
Assets				
Current				
Cash	$ 2,646	$ 2,646	$ 7,327	$ 7,327
Accounts receivable	4,805	4,805	3,989	3,989
Prepaid expenses	1,213	1,213	1,270	1,270
	8,664	8,664	12,586	12,586
Capital assets	1,346,276	573,140	1,250,721	477,585
Deferred development costs	2,253,062	-	2,250,791	-
	$ 3,608,002	$ 581,804	$ 3,514,098	$ 490,171
Liabilities				
Current				
Accounts payable	$ 5,872,310	$ 4,210,142	$ 6,284,030	$ 4,786,908
Short-term debt	2,250,000	2,250,000	2,250,000	2,250,000
	8,122,310	6,460,142	8,534,030	7,036,908
Long-term debt	500,000	500,000	500,000	500,000
	8,622,310	6,960,142	9,034,030	7,536,908
Shareholders' Deficiency				
Share capital	15,779,122	15,779,122	15,779,122	15,779,122
Deficit	(20,793,430)	(22,157,460)	(21,299,054)	(22,825,859)
	(5,014,308)	(6,378,338)	(5,519,932)	(7,046,737)
	$ 3,608,002	$ 581,804	$ 3,514,098	$ 490,171

Statement of Loss and Deficit Data	*For the nine months ended September 30, 2002* *As reported*	*For the nine months ended September 30, 2002* *Restated*	*For the three months ended September 30, 2002* *As reported*	*For the three months ended September 30, 2002* *Restated*
Revenue	$ 48,713	$ 48,713	$ 15,044	$ 15,044
Expenses				
General and administrative	135,792	1,223,283	1,148	234,966
Interest and short-term loans	1,545,357	1,545,357	379,643	379,643
Interest on long-term loans	117,363	117,363	42,052	42,052
Depreciation and amortization	294,070	1,111,128	97,826	914,884
	2,092,582	3,997,131	520,669	1,571,545
Loss from continuing operations	(2,043,869)	(3,948,418)	(505,625)	(1,556,501)
Other				
Settlement of debt	9,253,322	9,631,066	-	-

	For the nine months ended September 30, 2002		*For the three months ended September 30, 2002*	
	As reported	*Restated*	*As reported*	*Restated*
Net earnings (loss)	7,209,453	5,682,648	(505,625)	(1,556,501)
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(21,269,358)
Deficit, end of period	$(21,299,054)	$(22,825,859)	$(30,094,247)	$(22,825,859)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.06)	$ (0.12)	$ (0.02)	$ (0.05)
Earnings (loss) per share	$ 0.21	$ 0.17	$ (0.02)	$ (0.05)

	For the six months ended June 30, 2002		*For the three months ended June 30, 2002*	
	As reported	*Restated*	*As reported*	*Restated*
Statement of Loss and Deficit Data				
Revenue	$ 33,669	$ 33,669	$ 15,184	$ 15,184
Expenses				
General and administrative	134,645	1,057,090	(213,797)	708,649
Interest and short-term loans	1,165,714	1,165,714	549,797	549,797
Interest on long-term loans	75,311	75,311	39,050	39,050
Depreciation and amortization	196,244	1,015,573	98,264	917,592
	1,571,914	3,313,688	473,314	2,215,088
Loss from continuing operations	(1,538,245)	(3,280,019)	(458,130)	(2,199,904)
Other				
Settlement of debt	9,253,322	9,631,066	9,253,322	9,631,066
Net earnings (loss)	7,715,077	6,351,047	8,795,192	7,431,162
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(29,588,622)
Deficit, end of period	$(20,793,430)	$(22,157,460)	$(20,793,430)	$(22,157,460)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.05)	$ (0.10)	$ (0.01)	$ (0.07)
Earnings (loss) per share	$ 0.23	$ 0.19	$ 0.26	$ 0.22

Item 6 - Reliance of Section 146(2) of the *Securities Act* (Alberta), Section 85(2) of the *Securities Act* (British Columbia) or Section 75(3) of the *Securities Act* (Ontario)

N/A

Item 7 - Omitted Information

N/A

Item 8 - Senior Officer

The name of the Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David A. Aftergood
President
(403) 266-8900

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 9th day of April, 2003.

PACIFIC LOTTERY CORPORATION

Per: *"David A. Aftergood"*
David A. Aftergood
President

82-4832

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1. Pacific Lottery Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specified that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 7, 2003 of 35,129,286 Common Shares, and 19,400,000 Common Shares Purchase Warrants of Pacific Lottery Corporation, Pacific Lottery Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution [date] of [amount or number and type pf securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Calgary, Alberta this 7th day of April, 2003.

Pacific Lottery Corporation

By: *"David Aftergood"*
David Aftergood

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of the Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities legislation in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.[1]

82-4832


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C.
155 SECTION

PACIFIC LOTTERY CORPORATION

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)

(a) **The name and address of the offeror:**

Genting International Management Services Pte. Ltd. ("GIMS")
A wholly owned subsidiary of Genting International PLC
Suite 1503, Ocean Centre, 5 Canton Road, Tsimshatsui,
Kowloon, HONG KONG SAR
Telephone No.: (852) 2317 7133
Telefax No.: (852) 2314 8724

(b) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was the ownership or control that was acquired in those circumstances.**

Effective April 7, 2003, GIMS acquired ownership and control of 18,000,000 common shares of Pacific Lottery Corporation ("Common Shares") and 18,000,000 Common Share Purchase Warrants ("Warrants"). The acquisition of the Warrants constitutes beneficial ownership (as described in subsection 90(1) of the *Securities Act* (Ontario)) of an additional 18,000,000 Common Shares (assuming exercise of the Warrants), representing aggregate beneficial ownership by GIMS of approximately 61.9% of the outstanding Common Shares, or approximately 46.1% on a fully-diluted basis.

(c) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**

Immediately after the transaction, GIMS held 18,000,000 Common Shares and 18,000,000 Warrants, which warrantholding results in beneficial ownership (as described in subsection 90(1) of the *Securities Act* (Ontario)) of an additional 18,000,000 Common Shares (assuming exercise of the Warrants), representing beneficial ownership by GIMS of approximately 61.9% of the outstanding Common Shares, or approximately 46.1% on a fully-diluted basis.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

82-4832

(i) **the offeror, either alone or together with any joint actors, has ownership and control:**

GIMS currently has ownership and control over 18,000,000 Common Shares, representing approximately 44.9% of the outstanding Common Shares, or approximately 23.1% on a fully-diluted basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and**

GIMS currently has beneficial ownership (as described in subsection 90(1) of the *Securities Act* (Ontario)) of 18,000,000 Common Shares, representing beneficial ownership of approximately 44.9% of the outstanding Common Shares, or approximately 23.1% on a fully-diluted basis.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

None.

(e) **The name of the market in which the transaction or occurrence took place.**

Private placement.

(f) **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The shares were acquired in the ordinary course of business for investment purposes only. In fulfilling its responsibilities as an owner of securities, GIMS may make its views known to Pacific Lottery Corporation management or directors when proxies are solicited and on other occasions.

Depending on market conditions and other factors that GIMS may deem material to its investment decisions, GIMS may in the future acquire shares, debentures, options or other derivative securities related to the shares, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its Common Shares, Warrants or options or other derivative securities related to the shares, in one or more transactions, in each case to the extent then permitted by applicable law and regulations.

(g) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Effective April 7, 2003, GIMS entered into an agreement with Pacific Lottery Corporation to purchase 18,000,000 units of Pacific Lottery Corporation, each consisting of one Common Share and Warrant for the aggregate amount of $4,500,000 or $0.25 per unit. Each warrant entitles

82-4832

GIMS to purchase one additional Common Share at $0.25 for a period of 24 months following April 7, 2003.

(h) **The names of any joint actors in connection with the disclosure required by this Form.**

None.

(i) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

GIMS paid $4,500,000 in cash.

(j) **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-103 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

None.

DATED this 9th day of April, 2003.

"Justin Tan Wah Joo"
Justin Tan Wah Joo
Director
Genting International Management Services Pte. Ltd.

82-4832



Pacific Lottery
Corporation

NEWS RELEASE

**Pacific Lottery Corporation Completes
$4.5 Million Private Placement With
Genting International PLC**

Trading Symbol: TSX-Venture: LUK

April 9, 2003

(Calgary, Alberta). Pacific Lottery Corporation ("PLC") is pleased to announce that it has closed the previously announced $4.5 million (Cdn.) private placement with Genting International PLC's wholly owned subsidiary, Genting International Management Services Pte. Ltd. ("Genting") for the purchase of 18 million units of PLC securities. Each unit, which was priced at $0.25 (Cdn.) per unit, consists of one common share and one share purchase warrant exercisable at $0.25 (Cdn.) for a period of up to 24 months from today's date. This private placement gives Genting an approximately 30% equity stake in PLC, assuming all the preferred shares described below are converted into common shares of PLC and potentially up to a 47% equity stake (fully diluted) assuming Genting exercises all of their warrants. This private placement provides PLC with the necessary funds needed to purchase the equipment and associated services as required to fulfil the contractual obligations to implement a modern online lottery program in Ho Chi Minh City, Vietnam's most populous and prosperous city. This private placement, subject to the usual filings, has received all necessary and required regulatory approvals.

Genting International PLC ("Genting International") is a diversified investment company whose subsidiaries include investment holdings, property development and provision of sales and marketing services to resort-related businesses. Genting International's authorized share capital, as at December 31, 2001 was US $200 million and its issued and paid up share capital was US $141.95 million. Genting is listed on the Luxembourg Stock Exchange and quoted on the Singapore Stock Exchange.

Pursuant to the terms of the private placement, the corporation has appointed effective immediately, two Genting International nominees to PLC's board of directors. Mr. Lim Kok Thay, Chairman of Genting International; President and Chief Executive of Genting Berhad, the parent company, and Resorts World Bhd, Malaysia. He is also the Chairman, President and CEO of Star Cruises Limited Hong Kong SAR. The Corporation has also

82-4832

appointed Mr. Justin Wah Joo Tan as a director. Mr. Tan is the Managing Director of Genting International and the Executive Director of Resorts World BHD, Malaysia. These two individuals bring significant global business skills and extensive international business experience to PLC. PLC is pleased to welcome them to the board of directors and looks forward to working closely with them.

An integral part of the completion of the private placement was PLC's previously announced reorganization and debt restructuring, which has now also been completed. PLC is pleased to announce it has completed the shares for debt transactions with both the secured and unsecured creditors. These transactions collectively eliminated $8,831,803 (Cdn.) of debt from the PLC's financial statements. This debt conversion combined with last year's debt elimination extinguishes over $17 million in total previous debt, leaving PLC almost debt free and in a sound financial position.

PLC has also completed the previously announced purchase of all the outstanding shares of Emerging Market Solutions International ("EMSI") from Richard W. DeVries Professional Corporation in exchange for 18,333,333 convertible preferred shares. These shares are convertible into common shares on a one for one basis, and are anticipated to be converted immediately after 120 days from the date hereof. EMSI has an exclusive 10 year contract to supply equipment and services to the duly authorised Vietnamese Government's authority for the implementation of a modern online lottery program in Ho Chi Minh City. This acquisition is a significant milestone in PLC's goal of establishing a national on line lottery program throughout Vietnam.

The completion of all the transactions described above is in keeping with PLC's commitment to providing clients with modern on line lottery and sports betting systems.

For further information please contact:
David Aftergood
President and CEO
Phone: 1-888-685-7788 / Fax: (403) 266-8909 / E-mail: info@ags.ca

SEC 12g exemption: 82-4832

82-4832

NEWS RELEASE
April 9, 2003
For Immediate Release

GENTING INTERNATIONAL PLC
INVESTS IN PACIFIC LOTTERY CORPORATION

CALGARY: Genting International PLC announced that effective April 7, 2003, Genting International Management Services Pte. Ltd. ("GIMS") acquired, pursuant to a private placement, ownership and control of 18,000,000 common shares of Pacific Lottery Corporation ("Common Shares") and 18,000,000 warrants which entitle GIMS to acquire up to 18,000,000 additional Common Shares, representing aggregate beneficial ownership (assuming exercise of the warrants) of approximately 61.9% of the outstanding Common Shares, or approximately 46.2% on a fully-diluted basis. The aggregate consideration paid by GIMS for the securities was $4,500,000, which purchase price was paid in cash.

Immediately after the transaction, GIMS held 18,000,000 Common Shares and 18,000,000 warrants, which warrantholding results in beneficial ownership (as described in subsection 90(1) of the *Securities Act* (Ontario)) of an additional 18,000,000 Common Shares (assuming exercise of the warrants), representing beneficial ownership of approximately 61.9% of the outstanding Common Shares, or approximately 46.2% on a fully-diluted basis.

The shares were acquired in the ordinary course of business for investment purposes only. In fulfilling its responsibilities as an owner of securities, GIMS may make its views known to Pacific Lottery Corporation management or directors when proxies are solicited and on other occasions.

Depending on market conditions and other factors that GIMS may deem material to its investment decisions, GIMS may in the future acquire shares, debentures, options or other derivative securities related to the shares, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares, warrants or options or other derivative securities related to the shares, in one or more transactions, in each case to the extent then permitted by applicable laws and regulations.

A copy of the Early Warning Report that was filed with the applicable securities commissions can be obtained by contacting:

Mr. Justin Tan Wah Joo, Director
Telephone No.: (852) 2317 7133
Telefax No.: (852) 2314 8724

Genting International Management Services Pte. Ltd.
A wholly owned subsidiary of Genting International PLC
Suite 1503, Ocean Centre, 5 Canton Road, Tsimshatsui,
Kowloon, HONG KONG SAR

82-4832

PACIFIC LOTTERY CORPORATION

2937 - 19th Street N.E., Calgary, AB T2E 7A2

April 9, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH, D.C. 155 SECTION

ALBERTA SECURITIES COMMISSION
4th Floor
300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Attention: Executive Director

and to

BRITISH COLUMBIA SECURITIES COMMISSION
PO Box 10142
Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Executive Director

and to

ONTARIO SECURITIES COMMISSION
Box 55, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Executive Director

and to

TSX VENTURE EXCHANGE
10th floor, 300 - 5 Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re: PACIFIC LOTTERY CORPORATION ("PLC") MATERIAL CHANGE REPORT UNDER SECTION 146(1)(b) OF THE *SECURITIES ACT* (ALBERTA), SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of the Corporation. For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta), Form 53-901F of the *Securities Act* (British Columbia) and Form 27 of the *Securities Act* (Ontario). Concurrent

with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the PLC's shares are currently listed.

Item 1 - Reporting Issuer

Pacific Lottery Corporation
2937 - 19th Street N.E.
Calgary, AB T2E 7A2

Telephone: (403) 266-8900

Item 2 - Date of Material Changes

The material changes occurred on or about April 7, 2003.

Item 3 - Publication of Material Changes

A press release was issued on April 9, 2003.

Item 4 - Summary of Material Changes

See below.

Item 5 - Full Description of Material Changes

Pacific Lottery Corporation ("PLC") announced that it has closed the previously announced $ 4.5 million (Cdn.) private placement with Genting International PLC's wholly owned subsidiary, Genting International Management Services Pte. Ltd. ("Genting"), for the purchase of 18 million units of PLC. Each unit, which was priced at $0.25 (Cdn.) per unit, consists of one common share and one share purchase warrant excisable at $0.25 (Cdn.) for a period of up to 24 months from the date of issuance. This private placement gives Genting an approximately 30% equity stake in PLC, assuming all the preferred shares described below are converted into common shares of PLC and potentially up to a 47% equity stake (fully diluted) assuming Genting exercises all of its warrants. This private placement provides PLC with the funds needed to purchase the equipment and associated services as required to fulfill the contractual obligations to implement a modern online lottery program in Ho Chi Minh City, Vietnam's most populous and prosperous city. This private placement, subject to the usual filings, has received all necessary and required regulatory approvals.

Genting International PLC ("Genting International") is a diversified investment company whose subsidiaries include investment holdings, property development and provision of sales and marketing services to resort-related businesses. Genting International's authorised share capital, as at December 31st 2001 was US $ 200 million and its issued and paid up share capital was US $141.95 million. Genting is listed on the Luxembourg Stock Exchange and quoted on the Singapore Stock Exchange.

Pursuant to the terms of the private placement, PLC has appointed effective immediately, two Genting International nominees to PLC's board of directors. Mr. Lim Kok Thay, Chairman of Genting International; President and Chief Executive of Genting Berhad, the parent company, and Resorts World Bhd, Malaysia. He is also the Chairman, President and CEO of Star Cruises Limited Hong Kong SAR. The Corporation has also appointed Justin Wah Joo Tan as a director. Mr. Tan is the Managing Director of Genting International and the Executive Director of Resorts World BHD, Malaysia. These two individuals bring significant global business skills and extensive international business experience to PLC. PLC is pleased to welcome them to the board of directors and looks forward to working closely with them.

An integral part of the completion of the private placement was PLC's previously announced reorganization and debt restructuring, which has now also been completed. PLC is pleased to announce it has completed the shares for

debt transactions with both the secured and unsecured creditors. These transactions collectively eliminated $8,831,803 (Cdn.) of debt from the PLC's financial statements. This debt conversion combined with last year's debt elimination extinguishes over $ 17 million in total previous debt, leaving PLC almost debt free and in a sound financial position.

PLC has also completed the previously announced purchase of all the outstanding shares of Emerging Market Solutions International Inc. ("EMSI") from Richard W. DeVries Professional Corporation in exchange for 18,333,333 convertible preferred shares. These shares are convertible into common shares on a one for one basis, and are anticipated to be converted immediately after 120 days from the date of closing. EMSI has an exclusive 10 year contract to supply equipment and services to the duly authorised Vietnamese Government's authority for the implementation of a modern online lottery program in Ho Chi Minh City. This acquisition is a significant milestone in PLC's goal of establishing a national on line lottery program throughout Vietnam.

The completion of all the transactions described above is in keeping with PLC's commitment to providing clients with modern on line lottery and sports betting systems.

In addition to the foregoing, a copy of the Filing Statement prepared by PLC, dated January 31, 2003, and filed with the TSX Venture Exchange Inc. is appended hereto.

Item 6 - Reliance of Section 146(2) of the *Securities Act* (Alberta), Section 85(2) of the *Securities Act* (British Columbia) or Section 75(3) of the *Securities Act* (Ontario)

N/A

Item 7 - Omitted Information

N/A

Item 8 - Senior Officer

The name of the Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

David A. Aftergood
President
(403) 266-8900

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 9th day of April, 2003.

PACIFIC LOTTERY CORPORATION

Per: *"David A. Aftergood"*
David A. Aftergood
President

FORM 5A

FILING STATEMENT

Name of Issuer: Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.)

Head Office Address and Telephone Number of Issuer: 2937 - 19th Street N.E., Calgary, Alberta T2E 7A2

Name and Address of Issuer's Registrar and Transfer Agent: Computershare Trust Company of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8

The Issuer is, under the Rules of the TSX Venture Exchange (the "Exchange") a Tier 2, Industrial Issuer. (Specify Tier and Industry Segment)

The Exchange has not in any way passed upon the merits of the securities for the Issuer. The information contained in this Filing Statement has been supplied to the Exchange by the Issuer, and the Exchange has relied upon this information in accepting the Filing Statement.

General Instructions

1. The answers to the following items should be presented in narrative form. When the answer to any item is negative or not applicable to the Issuer, it should be stated in a sentence. The title to each item must precede the answer.

2. All pages required to complete the Filing Statement should be the same size as the cover page.

3. "Material" where used in relation to a fact or change, means a fact or change that could reasonably be expected to have a significant effect on the market price or value of the securities of the Issuer, unless otherwise defined.

4. "Year" means a period of twelve months preceding the date of the certificate.

5. Expert's reports including any Geological Reports submitted with the Filing Statement must comply with National Policy Statement #2B, National Instrument 43-101 and any successor policy or instrument as well as *Policy 5.2 – Change of Business and Reverse Take-Overs*, *Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets*, and applicable provisions of Securities Laws.

6. When the answer to any item refers to an issuer other than the Issuer, disclose the name of any Insider or Promoter of the Issuer who is also an insider, a promoter or an Associate of an insider of that other issuer.

7. Further Material Information may be disclosed by way of amendment to the current Filing Statement, provided such amendment is filed within six months of the Filing Statement certificate date.

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8. The fee prescribed by *Policy 1.3 – Schedule of Fees* should be submitted with the Filing Statement.

9. If the Issuer has more than one registrar and transfer agent, state the name and address of its registrar and transfer agent in the applicable city: Vancouver, Calgary, Toronto, Montreal or Halifax.

TABLE OF CONTENTS

GLOSSARY

In this Filing Statement, including the Exhibit hereto, the following terms shall have the meaning set forth below, unless otherwise defined in the Filing Statement.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time;

"**Acquisition**" means the acquisition of all of the issued and outstanding shares of Emerging Market Solutions International Inc.;

"**affiliate**" means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person.

A company is "controlled" by a person if:

(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that person, and

(b) the voting securities, if voted, entitle the person to elect a majority of the directors of the company.

A person beneficially owns securities that are beneficially owned by:

(a) a company controlled by that person, or

(b) an Affiliate of the person or an Affiliate of any company controlled by that person;

"**associate**" when used to indicate a relationship with a person or company, means

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer.

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity.

(d) in the case of a person, a relative of that person, including

(i) that person's spouse or child, or

(ii) any relative of the person or of his spouse who has the same residence as that person;

but

(e) where the Exchange determines that two persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationship in the application of Exchange Rule D with respect to that member firm, member corporation or holding company;

"**Common Shares**" means common shares in the capital of the Corporation, and as the context requires, means common shares in the capital of the Resulting Issuer;

"**Control Person**" means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

"**Corporation**", "**Issuer**" or "**Pacific**", means Pacific Lottery Corporation, a corporation incorporated pursuant to the ABCA;

"**Effective Date**" means January 31, 2003;

"**EMSI**" means Emerging Market Solutions International Inc., a corporation incorporated pursuant to the laws of Barbados;

"**EMSI Shares**" means common stock in the share capital of EMSI;

"**Exchange**" means the TSX Venture Exchange Inc. For further clarification, references to the "Exchange" include the Canadian Venture Exchange Inc. and references prior to November 29, 1999 are to The Alberta Stock Exchange (a predecessor of the Canadian Venture Exchange Inc.);

"**Filing Statement**" means this filing statement;

"**Insider**" if used in relation to an issuer, means:

(a) a director or senior officer of an issuer;

(b) a director or senior officer of a company that is an Insider or subsidiary of the issuer;

(c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d) the issuer itself if it holds any of its own securities;

"**LWSI**" means Lottery & Wagering Solutions Inc.;

"**LWSI Warrant**" means a common share purchase warrant of the Corporation, each LWSI Warrant entitling the holder thereof to purchase one additional Common Share at price of $0.30 per share for a period of twenty-four months following the date of issuance;

"**Management**" means all directors, officers, employees and contractors whose expertise is critical to an issuer, its subsidiaries and proposed subsidiaries in providing the issuer with a reasonable opportunity to achieve its stated business objectives;

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"**Policies**" means the policies of the Exchange;

"**Preferred Shares Series 3**" means preferred shares series 3 in the capital of the Corporation, and as the context requires, means preferred share series 3 in the capital of the Resulting Issuer;

"**Private Placement**" means the non-brokered private placement of 18,000,000 Units of the Corporation at a price of $0.25 per Unit to be completed concurrently with the Acquisition.

"**Resulting Issuer**" means the Corporation as it will exist on a consolidated basis after completion of the Acquisition and Private Placement;

"**Unit**" means a unit of the Corporation consisting of one Common Share and one Warrant;

"**Warrant**" means a common share purchase warrant of the Corporation, each Warrant entitling the holder thereof to purchase one additional Common Share at price of $0.25 per share for a period of twenty-four months following the date of issuance; and

"**Warrant Share**" means a Common Share issuable upon exercise of a Warrant.

Filing Statement Items

1. Statement of Material Change in the Affairs of the Corporation

Description of Material Change

This Filing Statement contains disclosure in relation to the following transactions of the Issuer:

(a) the issuance of 9,166,666 Common Shares of the Issuer in satisfaction of: (i) a $2,500,000 debt ("Secured Debt") to Dale Laniuk (a director of the Issuer and resident of Alberta) and John Iftody Holdings Ltd. (a resident of Alberta) ("Secured Debt Settlement"); and (ii) the surrender and cancellation of 250,000 preferred shares series 2, in the Issuer, held by Dale Laniuk and John Iftody Holdings Ltd.;

(b) the issuance of 18,333,333 Preferred Shares Series 3 for the acquisition (the "Acquisition") of all of the securities of Emerging Market Solutions International Inc. ("EMSI");

(c) the issuance of 7,962,620 Common Shares at a price of $0.30 per share in satisfaction of a debt (the "LWSI Debt") to Lottery & Wagering Solutions Inc. ("LWSI"), a Delaware company, in the amount of US $1,513,897 of EMSI ("LWSI Debt Settlement");

(d) the issuance of 18,000,000 units ("Units") of the Issuer to Genting International Management Services Pte Ltd. ("GIMS"), a wholly-owned subsidiary of Genting International Public Limited Company ("Genting"), at a price of $0.25 per Unit (the "Private Placement");

(e) payment of a finder's payment of 1,400,000 LWSI Warrants to LWSI in relation to the Private Placement ("Finder's Option"); and

(f) the creation of new controlling shareholders as a result of the LWSI Debt Settlement, the Secured Debt Settlement, the Acquisition, the Private Placement and the Finder's Option (collectively the "Transactions").

Terms of the Secured Debt Settlement

The Issuer is indebted to Dale Laniuk and John Iftody Holdings Ltd. in the principal amount of $2,500,000. In addition thereto, Dale Laniuk and John Iftody Holdings Ltd. currently own, directly or indirectly, 250,000 preferred shares Series 2, in the Issuer, having a stated value of $1.00 per preferred share, Series 2, or an aggregate amount of $250,000. The Issuer has entered into a proposed settlement arrangement with Dale Laniuk and John Iftody Holdings Ltd. on the basis that they will forgive all indebtedness due and owing by the Issuer and surrender for cancellation all of the issued and outstanding preferred shares Series 2, of the Issuer held by them, in consideration of the issuance of 9,166,666 Common Shares at a price of $0.30 per Common Share. The issuance of these Common Shares will create new controlling shareholders of the Issuer as Dale Laniuk and John Iftody Holdings Ltd. will own, directly or indirectly more than 20% of the Common Shares (assuming that the LWSI Debt Settlement, the Acquisition and the Private Placement are **NOT** completed).

Terms of the Acquisition

Pacific entered into an agreement (the "Agreement") dated May 30, 2002 with Richard W. DeVries Professional Corporation to complete the Acquisition. In conjunction with the Acquisition, the Issuer will complete the Private Placement and the LWSI Debt Settlement. The Secured Debt Settlement may occur regardless of the completion of the LWSI Debt Settlement, the Acquisition, the Private Placement and the Finder's Option.

EMSI is a privately owned Barbados corporation. The Acquisition will be for consideration of the issuance of 18,333,333 Preferred Shares Series 3, with a deemed issue price of $0.30 per Preferred Shares Series 3 or an aggregate amount of $5,500,000 for all of the securities of EMSI. EMSI is beneficially owned and controlled by Richard W. DeVries, a current director of the Issuer. Richard W. DeVries was not an Insider of the Issuer at the time of execution of the Agreement. In the event the Acquisition is completed, Mr. DeVries will own or beneficially control a total of 19,500 Common Shares and 18,333,333 Preferred Shares Series 3.

The only asset of EMSI is a contract (the "Supply and Services Contract") dated April 26, 2001 to supply a modern on-line lottery system for Ho Chi Minh City, in the Country of Vietnam, and the twenty (20) surrounding provinces in southern Vietnam. The contract is for a ten (10) year term, commencing on the first day of lottery ticket sales and paying ten (10%) percent of gross lottery revenues to EMSI. Local taxes of a maximum of one and one-half (1 ½%) percent of the gross lottery revenues will be deducted at source during the first five (5) years of the contract, rising to a maximum of four and one-half (4 ½%) percent of gross lottery revenues for the remaining five (5) years of the contract.

EMSI will supply all the necessary central system software and associated hardware. As well, EMSI will provide the games software and remote terminals required to successfully operate a modern on-line real time lottery program. EMSI will also provide the training required to enable the Vietnamese lottery authority to fully implement and operate the system. Finally, EMSI will provide ongoing technical and marketing consulting services throughout the term of the Supply and Services Contract.

Over the past three years, EMSI has provided feasibility studies and strategic advice to the designated Vietnamese lottery authority on the establishment, implementation, proper conduct and operation of a modern on-line lottery program in Ho Chi Minh City, Vietnam. During this period EMSI has been negotiating the terms and conditions of the Supply and Services Contract with the authorized regulated authority in Vietnam.

Upon completion of the Acquisition the Issuer will be required to fulfill the terms, conditions and obligations of the Supply and Services Contract, including but not limited to the supply of all necessary central system hardware, software, games design and related software, terminals, implementation, marketing programs and training of Vietnamese Government personnel required for the proper operation of a modern on-line lottery system.

Terms of the LWSI Debt Settlement

As a component of purchasing EMSI, the Issuer must assume all outstanding receivables and indebtedness of EMSI. The majority of EMSI's debt is due to LWSI, and as at September 30, 2002 consisted of cash advanced to EMSI of US $1,003,098 and costs incurred by LWSI on EMSI's behalf of US $462,161, for a total payable of US $1,465,259 as at September 30, 2002 and US $1,513,897 as at October 31, 2002. The funds advanced and costs incurred by LWSI were for the development of the Ho Chi Minh City lottery program, including but not limited to salaries, office expenses and travel costs. All

of these outstanding obligations will be settled through the issuance of 7,962,620 Common Shares at a price of $0.30 per share.

Terms of the Proposed Private Placement

Subject to regulatory approval, it is anticipated that the Issuer will complete a private placement with GIMS of 18,000,000 Units at a price of $0.25 per Unit for gross proceeds of $4,500,000. If the Private Placement is completed the Issuer intends to issue to LWSI, 1,400,000 LWSI Warrants. The Private Placement will result in GIMS holding greater than 20% of the outstanding Common Shares upon completion of the Transactions.

Genting was incorporated on August 16, 1984. Genting's principal activity is that of an investment company. The principal activities and its subsidiaries include investment holding, property development and the provision of sales and marketing services to resort-related businesses. Genting's authorized share capital as at December 31, 2001 is US $200 million. Genting's issued and paid-up share capital is US $141.95 million. Genting is listed on the Luxembourg Stock Exchange and quoted on the Singapore Stock Exchange. Genting is a 62.5% owned subsidiary of Genting Berhad, a company listed on the Kuala Lumpur Stock Exchange.

The net proceeds of the Private Placement will be used for the implementation of the Ho Chi Minh City lottery project in relation to the EMSI Agreement and for general working capital.

The Acquisition, LWSI Debt Settlement and Private Placement are arm's length transactions. The Secured Debt Settlement is a non-arm's length transaction.

The Vendors of EMSI

The Acquisition of EMSI was negotiated at arm's length between the parties. Richard W. DeVries Professional Corporation is the owner of all of the securities of EMSI. All the securities of Richard W. DeVries Professional Corporation are owned by Mr. Richard DeVries. Mr. DeVries is a resident of The Bahamas.

Regulatory Approvals Required

The closing of the Transactions is subject to the acceptance of notice of the Transactions by the Exchange. Acceptance of notice of the Transactions by the Exchange is subject to the filing of this Filing Statement, the approval of the Transactions by the shareholders of the Issuer who are not related parties to the Transactions, the deposit of the securities to be issued upon the Acquisition into escrow pursuant to a Form 5D Value Security Escrow Agreement of the Exchange for Tier 2 Issuers, as more particularly described under the heading "Securities of the Issuer held in Escrow, in Pool or Subject to Hold Restrictions - Escrowed Shares" and item 8 herein, and the completion of the Private Placement, as more particularly described under the heading "Terms of Proposed Private Placement". The approval of the Acquisition by shareholders who are not related parties to the Transactions, as noted above, will be evidenced by the Issuer obtaining written consents to the Transactions from the holders (other than parties to the Transactions) of 50% plus one of the Common Shares of the Issuer.

2. Financial Information

(a) As at September 30, 2002, the Issuer had a working capital deficiency of $7,024,322. As at September 30, 2002, after giving effect to the Transactions, the Corporation will have

working capital of $4,070,857. Please also see the Pro-Forma Balance Sheet of the Corporation included in this Filing Statement.

(b) Selected Financial Information regarding EMSI follows:

Income Statement	Year Ended June 30, 2002 (audited - in US $)	Period from Incorporation on April 19, 2001 to June 30, 2001 (audited - in US $)
Revenue	Nil	Nil
Expenses	$545,252	$409,070
Net Loss	$545,252	$409,070

Balance Sheet	As at June 30, 2002 (audited - in US $)	As at June 30, 2001 (audited - in US $)
Assets	$452,359	$8,950
Liabilities	$1,401,081	$412,420
Share Capital	$5,600	$5,600
Deficit	($954,322)	($409,070)

3. Material Natural Resource Properties

Not applicable.

4. Particulars of Non-Natural Resource Assets

The Issuer was founded in 1995.

In May of 1998, the Issuer won an international tender to supply all the necessary equipment, hardware and software to the Government of Vietnam to implement a pilot program for the establishment of a national on-line lottery program. On May 28, 1998, the Issuer executed a contract to implement a pilot project in Hanoi for the Construction Lottery of the Capital, Hanoi to provide a national modern on-line lottery system. Initially the Issuer was to install 300 terminals, a central system and provide the required training of Vietnamese lottery staff to operate a modern on-line lottery system. In exchange for supplying the modern on-line system, the Issuer receives 4% of gross revenues for the first 5 years of operation and 1 % in the following two years. Following the seventh year of operation, the Government of Vietnam will receive ownership of the on-line lottery system. The Corporation has experienced limited success with respect to the Hanoi lottery system, which has not generated significant revenue to date. In its Annual Information Form dated July 25, 2002 the Corporation disclosed that "Management forecasts that over the life of the contract, approximately US$20 million in gross revenue will accrue to the company." The Corporation no longer relies on this forecast.

In August 1998, the Issuer signed a subcontract supplier agreement with Automated Wagering International ("AWI") a subsidiary of International Gaming Technology (NYSE: IGT). This agreement supplied the terminals, game software and central system software required for implementing the system. AWI, is a supplier of on-line lottery equipment and central system software. This subcontract allowed the Issuer to supply the Government of Vietnam with the equivalent system currently operating the Maryland State lottery system.

In spring 1999, the Issuer purchased 3 RISC 6000s which were required for the central command and control system. As well, investment insurance for the equipment purchased from AWI and supplied to the

Government of Vietnam was secured from the Export Development Corporation ("EDC"), a Canadian Government Agency. Further, receivable insurance was secured from EDC guaranteeing the weekly payments due from the Government of Vietnam to the Issuer.

Finally, the Corporation raised the necessary financing (approximately $6.5 million) required to implement the first on-line lottery in Vietnam and the fifth on-line lottery in Asia. Operations began on August 9, 1999 and the on-line lottery system has been performing with no technical or operational problems.

The Issuer has no other business at the current date. Upon completion of the Transactions, the Issuer intends to carry on the business of EMSI by fulfilling the terms, conditions and obligations of the Supply and Services Contract for Ho Chi Minh City.

There are several reasons why the Corporation believes the Ho Chi Minh City online lottery program has a greater expectation of generating higher revenues then those currently being experienced in the initial implementation in Hanoi.

Firstly, the population of Ho Chi Minh City is more then quadruple the population of Hanoi. Secondly, the current paper based lottery market in Ho Chi Minh City is significantly larger then in the north. According to Government estimates, the Ho Chi Minh City lottery market accounts for approximately 90% off all lottery related sales nation wide and is over ten times the size of the Hanoi lottery market. Thirdly, the Supply and Services Contract for providing the products and services for Ho Chi Minh City has been augmented to allow for a longer time period, ten years instead of seven years as in the case of Hanoi, and the percentage compensation has been increased to 7% as opposed to 4% in the case of Hanoi. Further, the Corporation has taken on the marketing responsibility for an additional 3% of revenues for a total compensation of 10% of gross revenues generated by the operation of the lottery program. Finally, by taking on the marketing responsibility, the Corporation will directly control the marketing expenditures thereby giving it a greater degree of control over the operations of the online lottery program. All of these enhancements in the contract along with the increased potential of the market size provides the Corporation with a better opportunity to capitalize on the Vietnamese lottery market potential to generate greater return for its shareholders.

5. Corporate Information

The Issuer is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series (the "Preferred Shares") of which 700,000 Preferred Shares Series 1 and 250,000 Preferred Shares Series 2 are authorized for issuance. Prior to closing of the Transactions, 18,333,333 Preferred Shares Series 3 will be authorized for issuance. As at December 31, 2002 there were 5,241,397 Common Shares issued and outstanding, 227,985 Common Shares are reserved for issuance upon exercise of the directors', officers' and employees' stock options, no Common Shares are reserved for issuance upon exercise of previously issued common share purchase warrants and no Preferred Shares Series 1 and 250,000 Preferred Shares Series 2 are issued and outstanding.

The following is a description of the Common Shares and Preferred Shares of the Issuer.

(a) Common Shares

The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(i) Except for meetings at which only holders of another specified class or series of shares of the Issuer are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Issuer.

(ii) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Issuer, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of the Issuer.

(iii) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Issuer, the holders of the Common Shares are entitled to share equally in the remaining property of the Issuer upon liquidation, dissolution or winding-up of the Issuer.

(b) Preferred Shares

The Preferred Shares shall have attached to them, as a class, the rights, privileges, restrictions and conditions as hereinafter set forth.

(i) The Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time and before issue of a series of Preferred Shares the number of shares which are to comprise that series and the designation, rights, privileges, restrictions and conditions to be attached to that series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

(ii) The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Issuer among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of the Issuer ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with the Issuer's articles, over the Common Shares and any other shares of the Issuer ranking junior to the Preferred Shares of a series as may be fixed in accordance with clause (b)(i).

(iii) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(iv) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any

meeting of shareholders, except as otherwise specifically provided in the *Business Corporations Act* (Alberta).

(c) Preferred Shares Series 1

The Preferred Shares Series 1 have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth.

(i) Except for meetings at which only holders of another specified class or series of shares of the Issuer are entitled to vote separately as a class or series, each holder of a Preferred Share, Series 1 is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Issuer, including Common Share shareholder meetings.

(ii) The Preferred Shares Series 1, may be converted into Common Shares at the option of the holder after that date that is one year from the date of issuance;

(iii) The Corporation may retract Preferred Shares Series 1, into Common Shares after that date that is one year from the date of issuance; and

(iv) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Issuer, the holders of the Common Shares are entitled to $0.50 per Preferred Share, Series 1 upon liquidation, dissolution or winding-up of the Issuer.

(d) Preferred Shares Series 2

The Preferred Shares Series 2 must be redeemed at the end of five years for $1.00 per share together with all related unpaid dividends. An annual cumulative dividend equal to 15% of the consolidated after tax net income of the Issuer is payable pursuant to the terms of these shares.

The Preferred Shares Series 2 will be cancelled as a term of the Secured Debt Settlement.

(e) Preferred Shares Series 3

The Preferred Shares Series 3 shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth:

(i) Subject to the provisions of the ABCA, the holders of the Preferred Shares Series 3 shall not be entitled to receive notice of or to vote at meetings of the shareholders of the Corporation.

(ii) The Preferred Shares Series 3 may be converted into Common Shares on a one-for-one basis after the date that is four months and one day from the date of issuance on condition that at the time of conversion the number of shares (the "Listed Shares") of the Corporation listed on the Exchange held by Public Shareholders, and comprising the Public Float, as those terms are defined in the Exchange Policies, is at least 10% of the total Listed Shares issued and outstanding.

(iii) The Preferred Shares Series 3 will be converted into Common Shares upon liquidation, dissolution or winding-up of the Corporation, upon de-listing of the Corporation's shares from the Exchange or if the Exchange amends its rules to delete the restrictions on the minimum amount of Listed Shares to be held by Public Shareholders.

6. Directors, Officers, Promoters and Persons Holding More Than 10% of the Issued Equity Shares

(a) Description of Directors, Officers and Promoters of the Issuer

Name and Municipality of Residence	Office Held	Commencement of Service as a Director	Principal Occupation and Positions Held During Last Five Years	Voting Securities of the Issuer Held or Controlled as of the Date Hereof
David A. Aftergood Calgary, Alberta	President, Chief Executive Officer, Chairman and Director	1995	President and Chief Executive Officer of the Issuer since 1995	1,047,948[(1)]
Peter C. Wallis Calgary, Alberta	Director	1996	President and Chief Executive Officer of Van Horn Institute of International Transportation and Regulatory Affairs	13,020[(1)]
Larry W. Ruptash Vegreville, Alberta	Director	1996	Advertising Consultant (Vegreville News Advertiser)	8,500[(1)]
James F. Kelleher Calgary, Alberta	Director	1996	Lawyer, Gowling Strathy & Henderson LLP	Nil
Dale Laniuk Vegreville, Alberta	Director	1998	President, R.J.V. Gas Field Services Ltd.	218,288[(1)(2)]
Richard W. DeVries The Bahamas	Director	2002	Lawyer, President of Richard W. DeVries Professional Corporation since 1982; Counsel to Szabo & Company, Barristers and Solicitors	19,500[(1)(3)]

Notes:

(1) None of these securities are subject to escrow or pooling agreements.
(2) Will receive an aggregate of 4,583,333 Common Shares pursuant to the Secured Debt Settlement.
(3) Will receive 18,333,333 Preferred Shares Series 3 pursuant to the Acquisition, which will be subject to escrow. See "Securities of the Issuer held in Escrow, in Pool or Subject to Hold Restrictions - Escrowed Shares".

To the knowledge of the Issuer, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding Common Shares of the Issuer. Upon completion of the Transactions the following will be holders of 10% or more of the Common Shares.

Name	Type of Ownership	Number and Percentage of Common Shares Owned as of the Effective Date	Number and Percentage of Common Shares Owned After Giving Effect to the Transactions[(1)]
GIMS	Direct	Nil	18,000,000 (30.7%)
LWSI	Direct	Nil	7,962,620 (13.6%)

Name	Type of Ownership	Number and Percentage of Common Shares Owned as of the Effective Date	Number and Percentage of Common Shares Owned After Giving Effect to the Transactions[(1)]
Richard W. DeVries	Indirect	19,500	18,352,833 (31.3%)

Note:

(1) Assuming that there are 58,704,016 Common Shares issued and outstanding (assuming that all of the Preferred Shares Series 3 to be issued pursuant to the Acquisition are converted to Common Shares) and that there is no exercise of convertible securities to purchase Common Shares.

(b) Cease Trade Orders or Bankruptcies

None of the directors, officers, promoters of the Issuer or shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been subject to a cease trade order or bankruptcy in his personal capacity within the previous ten year period and none of the issuers with which any of the directors or officers has been a director, officer, promoter or insider has been subject to a cease trade order in excess of 30 days or bankruptcy within the past ten years, while such director or officer was acting in that capacity, except as follows:

Richard W. DeVries is an officer of FSPI Technologies Corp. FSPI Technologies Corp. is currently subject to a cease trade order issued by the Alberta Securities Commission in 1999 as a result of deficiencies in its audited financial statements. This cease trade order remains in effect.

Peter C. Wallis is a director of EarlyRain Inc. EarlyRain Inc. is subject to a cease trade order from the Alberta Securities Commission and British Columbia Securities Commission for failure to file financial statements. The cease trade order was issued on June 11, 2002 by the British Columbia Securities Commission and on June 21, 2002 by the Alberta Securities Commission. This cease trade order remains in effect.

(c) Penalties And Sanctions

None of the directors, officers, promoters or shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, have been subject to securities related administrative proceedings except as follows:

On October 21, 1998, CPI Crown Properties International Corporation ("CPI") caused a loan to be made to Syndico Capital Inc. ("Syndico") in the amount of $356,581 (the "Loan") contrary to Section 6.1 of Rule 46-501 of the Alberta Securities Commission Rules. The Loan was made relying upon the advice of one of its directors, Richard W. DeVries, who incorrectly advised that the Loan would not contravene the Rule. Upon being notified that it had breached the Rule, it caused Syndico to immediately repay the Loan, which was done on March 3, 1999. Richard W. DeVries co-operated fully with the Alberta Securities Commission in its investigation. Richard W. DeVries acknowledged to the Alberta Securities Commission that in providing his advice he failed to act in the best interests of the CPI and further acknowledged that by acting as a director he was not in a position to provide independent legal advice. Richard W. DeVries paid an administrative penalty to the Alberta Securities Commission of $10,000, as well as the cost of the investigation of $2,500.

Mr. Wallis was a director of HyBurn Inc. ("HyBurn"). HyBurn entered into a settlement agreement with Alberta Securities Commission dated November 12, 1998 with respect to HyBurn not filing, in a timely

manner, a Form 22 (report of outstanding securities of a private company that has ceased to be a private company), a Form 20 (report of exempt trades) and Offering Memoranda utilized by HyBurn in connection with the private placement of securities from September, 1997 to September, 1998. The transactions which led to the obligation to initially file the foregoing materials arose prior to the time that Mr. Wallis became a director of HyBurn. Upon learning of the non-filings, the Board of Directors of HyBurn took appropriate steps to determine that such documents were filed, that no investors were prejudiced and that the public records with respect to HyBurn were correct.

(d) Personal Bankruptcies

No director, officer, promoter or shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

(e) Other Reporting Issuers

(i) The following directors, officers or promoters of the Issuer, are or have within the past five years, been directors, officers or promoters of the following reporting issuers (excludes positions with the Issuer):

Name	Number	Reporting Issuers	Positions	Dates
Peter C. Wallis	(2)	Hyburn Inc.	Director	October 1997 - present
		EarlyRain Inc.	Director	November 1999 - present
Richard W. DeVries	(5)	CPI Crown Properties International Inc. (TSX Venture)	Secretary	January 1998 - present
		Advanced Vision Systems Corp. (TSX Venture)	President	February 1999 - November 2002
		FSPI Technologies Corp.	Secretary	August 1996 - present
		Tallagium Corporation (TSX Venture)	Secretary	June 2001 - present
		Titan Digital Corporation (TSX Venture)	Director	October 22, 2002 - present
Dale H. Laniuk	(1)	Laniuk Industries Inc. (TSX Venture)	President, CEO and Director	September 1998 - present

(ii) Other than as disclosed, none of the directors, officers or promoters were directors, officers or promoters of any issuer during the time that such issuer was struck from the applicable corporate registry pursuant to the laws of the issuer's incorporation, or whose securities were the subject of a cease trade or suspension order for a period of more than thirty consecutive days from any securities regulatory authority.

(f) Executive Remuneration

The aggregate cash compensation (including salaries, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most

recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to directors, officers, promoters and other insiders of the Issuer during the 12 month period ended December 31, 2002 was $150,000.

The following table sets forth all compensation for services in all capacities to the Issuer for the 12 month period ended December 31, 2002 in respect of the individuals who were, at December 31, 2002, directors, officers, promoters or insiders of the Issuer.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	12 months ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted [1]	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation ($)
David A. Aftergood President and Chief Executive Officer	2002	150,000	Nil	Nil	Nil/Nil	Nil	Nil	Nil

Notes:

(1) "Securities Under Options/SARs Granted" are grants made under the Stock Option Plan of the Issuer. "SAR" means stock appreciation rights.

(2) "Other Annual Compensation" does not, in the aggregate, exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

7. Options to Purchase Securities of the Issuer

The following table discloses all options, share purchase warrants, rights or agreements to issue securities granted by the Issuer, or by a present security holder, which are presently outstanding.

There are currently outstanding a total of 227,985 stock options granted to directors, officers and employees as of the date hereof.

Optionee Category (Number of Optionees)	Number of Common Shares Reserved under Option	Date of Grant	Expiry Date	Exercise Price Per Common Share
Executive Officers	25,000	July 7/98	July 6/03	$5.00
(2)	47,500	Jan.26/00	Jan.25/05	$4.60
	5,652	Apr.18/00	Apr.18/05	$4.60
	35,333	May 23/00	May 23/05	$3.00
Directors other	17,500	July 7/98	July 6/03	$5.00
than Executive	10,000	July 7/98	Apr.8/04	$6.00
Officers (5)[1]	5,000	June 23/99	June 23/04	$9.10
	9,000	Nov.15/99	Nov.14/04	$5.30
	30,000	May 23/00	May 23/05	$3.00
	18,500	Feb.21/01	Feb.21/06	$2.00
Employees and Consultants (2)	5,000	July 7/98	July 6/03	$5.00
	19,500	Nov.15/99	Nov.14/04	$5.30
Total	227,985			

Notes:

(1) Directors who are not also executive officers of the Issuer.

(2) Options are fully vested and may be exercised in whole or in part any time prior to the date of expiry.

8. Securities of the Issuer Held in Escrow, in Pool or Subject to Hold Restrictions

(a) *Escrowed Shares*

The 18,333,333 Preferred Shares Series 3 issued pursuant to the Acquisition will be subject to a Value Security Escrow in accordance with the Exchange Policies (the "Exchange Escrow").

The terms of the Exchange Escrow are such that the first release of escrowed securities issued in connection with the Acquisition is on the date of the final exchange notice confirming final acceptance of the Transactions. The Preferred Shares Series 3 issued in connection with the Acquisition will be released as to 10% thereof following issuance by the Exchange of the final exchange notice, and as to 15% thereof on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the initial release.

The following table lists the names of beneficial owners of the securities that are or will be subject to the Exchange Escrow and the number of securities held by each.

Name and Residence	Designation of Class	Number and Percentage of Securities held in Escrow after Giving Effect to the Transactions
Richard W. DeVries The Bahamas	Preferred Shares Series 3	18,333,333 (100%)

A total of 1,872,339 Common Shares are subject to a statutory resale restriction period until April 13, 2003.

The Preferred Shares Series 3 issued pursuant to the Acquisition and the Common Shares issued pursuant to the LWSI Debt Settlement, the Secured Debt Settlement and the securities comprising the Units issued pursuant to the Private Placement will be subject to a statutory resale restriction period of four months plus one day from the date of issue.

The Issuer has issued no securities which are currently subject to pooling.

9. Particulars of any Other Material Facts

(a) There are no actual or pending material legal proceedings to which the Issuer is or is likely to be a party or of which any of its property is or likely to be subject.

(b) There are no properties proposed to be acquired, or other transactions, for which regulatory approval is not being sought under the Filing Statement.

(c) The Issuer has no notes, debentures, bonds or other debt obligation outstanding, other than accounts payable, the debt instruments evidencing the Secured Debt and the Preferred Shares Series 2.

(d) To the best knowledge of the Issuer, this Filing Statement discloses all Material Facts relevant to this filing.

Certificate of the Issuer

The foregoing, together with the financial information and other reports where required, constitutes full, true and plain disclosure of all Material Facts in respect of the Issuer's affairs.

Dated January 31, 2003

"David Aftergood" (Signed)
Director

"Peter C. Wallis" (Signed)
Director

This certificate must be signed by two directors of the Issuer.

EXHIBIT I
DETAILED INFORMATION REGARDING THE CORPORATION, EMSI AND THE RESULTING ISSUER

Compensation of Directors, Officers, Promoters and Insiders of the Corporation

Compensation of Directors

The aggregate cash compensation (including salaries, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to directors of the Corporation in their capacity as directors for services rendered during the financial year ended December 31, 2002 was Nil.

Executive officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. See "Compensation of Executive Officers."

During the financial year ended December 31, 2002, no directors of the Corporation were granted stock options or exercised any stock options.

Compensation of Executive Officers

During the financial year ended December 31, 2002, the Corporation employed two (2) executive officers, namely David A. Aftergood, President and Chief Executive Officer, and T. Michael Blank, Chief Financial Officer. Mr. Blank resigned his position on July 26, 2002, following which Mr. Aftergood assumed his duties on an interim basis. The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year the payment of which was deferred) paid to the executive officers by the Corporation (as required by the Regulations defined herein) during the financial year ended December 31, 2002 was $150,000. There were no amounts satisfied or accrued by the Corporation during the Corporation's last financial year ended December 31, 2002, to provide pension, retirement, or similar benefits for the executive officers of the Corporation pursuant to any existing plan, contract, authorization or arrangement provided or contributed by the Corporation.

Summary Compensation Table For Named Executive Officers

The following table (presented in accordance with the Regulations made under the *Securities Act* (British Columbia) (the "Regulations") sets forth all annual and long term compensation for services in all capacities to the Corporation for the financial years ended December 31, 2000, 2001 and 2002 (to the extent required by the Regulations) in respect of the individuals who were, at December 31, 2002, acting in a capacity similar to a Chief Executive Officer and the four most highly compensated executive officers whose compensation was greater than $100,000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer[1]	Year ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)[3]	Securities Under Options/SARs Granted [2][4]	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compensation ($)
David A. Aftergood President and Chief Executive Officer	2002 2001 2000	150,000 150,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil/Nil Nil/Nil 1,075,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Includes the Chief Executive Officer and each of the four most highly compensated executive officers, whose total salary and bonus exceeds $100,000 (of which there were no individuals).

(2) "Securities Under Options/SARs Granted" are grants made under the Stock Option Plan of the Corporation. "SAR" means stock appreciation rights.

(3) "Other Annual Compensation" does not, in the aggregate, exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(4) The amounts in this column reflect the number of stock options granted under the Corporation's Stock Option Plan to each of the Named Executive Officers in each of the years referred to.

Summary of Stock Options for Named Executive Officers

The following tables sets forth a summary of grants of stock options, exercises of stock options and financial year end value of unexercised stock options to Named Executive Officers during the most recently completed financial year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR TO NAMED EXECUTIVE OFFICERS

Name	Securities Under Options/SARs Granted	% of total Options/SARs Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[1]	Expiration Date
David A. Aftergood, President and Chief Executive Officer	Nil	Nil/Nil	n/a	n/a	n/a

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICERS

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year End		Value of Unexercised In-The-Money Options/SARs at Financial Year End (1)	
			Exercisable	Unexercisable	Exercisable(2)	Unexercisable
David A. Aftergood, President and Chief Executive Officer	Nil	Nil	128,985	Nil	Nil	Nil

Notes:

(1) The closing trading price as traded on the Exchange on December 31, 2002, was $0.35.

(2) Represents the net value of the exercisable stock options.

Long Term Incentive Plans

The Corporation currently has no long term incentive plans, other than stock options granted from time to time by the board of directors.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights (herein referred to as "SARs") or restricted shares were granted by the Corporation to Named Executive Officers of the Corporation during the last financial year ended December 31, 2002. Furthermore, no SARs were exercised.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to Named Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding financial year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation. The Corporation is not currently party to any compensation plan or arrangement with a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person, except as otherwise set forth herein.

Employment Contracts

Pursuant to an employment agreement dated December 3, 1999, between the Corporation and T. Michael Blank, the Corporation employed Mr. Blank as the Chief Financial Officer of the Corporation. The initial term of this agreement expired on December 15, 2001, but had been renewed until Mr. Blank's resignation on July 26, 2002. In consideration for performance of the services, the Corporation paid Mr. Blank an annual sum of $90,000 per annum. The agreement was terminated in accordance with its terms.

Other Compensation

Other than as herein set forth, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed for which compensation was not offered on the same terms to all full time employees) during the last completed financial year ended December 31, 2002.

Stock Options Plans

The Corporation created a stock option plan on October 1, 1996 (the "Plan") authorizing the granting of stock options to designate the participants including directors, officers, employees or consultants of the Corporation. This Plan was amended by the shareholders on June 25, 1998. The number of Common Shares issuable pursuant to stock options granted under the Plan or any other stock compensation arrangements shall not exceed ten (10%) percent of the outstanding shares of the Corporation and shall not exceed five (5%) percent of the outstanding shares of the Corporation in respect of shares issuable pursuant to stock options granted to any one insider. In addition, the option price per Common Share must be acceptable to any stock exchange upon which the Corporation's Common Shares are listed and the maximum length of any option shall be five (5) years from the date the option is granted, provided that a director's, officer's, employee's or consultant's options expire ninety (90) days after his ceasing to act for the Corporation, except upon the death of a participant, in which event his estate shall have twelve (12) months in which to exercise the outstanding options. In the event of any consolidation, division or other relevant change to the capital of the Corporation, the number of common shares available under the Plan and the number of shares subject to the option and the option price shall be adjusted accordingly.

There are currently outstanding a total of 227,985 stock options granted to directors, officers and employees as of the date hereof pursuant to the Plan. For details of the outstanding options, please see "Option to Purchase Securities of the Issuer", above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as herein set forth, no director, senior officer, executive officer (as defined in the policies), promoter, other member of Management, any proposed nominee director or any of their respective associates or affiliates is or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any Insider of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate thereof, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that has materially affected or would materially affect the Corporation, other than as follows.

EMSI is beneficially owned and controlled by Richard W. DeVries, a director of the Corporation. In the event the Acquisition is consummated, Mr. DeVries will own or beneficially control a total of 19,500 Common Shares (18,352,833 Common Shares upon conversion of the Preferred Shares Series 3) of the Corporation being approximately 0.03% (31% after conversion upon conversion of the Preferred Shares Series 3) of the issued and outstanding Common Shares of the Corporation after giving effect to the issuance of all Common Shares as herein described and 18,333,333 Preferred Shares Series 3.

82-4832

In the event the Secured Debt Settlement is consummated, Dale Laniuk, a director of the Corporation, will own 4,801,621 Common Shares of the Corporation being approximately eight (8%) percent of the issued and outstanding Common Shares of the Corporation after giving effect to the issuance of all Common Shares as herein described, including the Common Shares issuable upon conversion of the Preferred Shares Series 3.

In the event the Private Placement is consummated, Mr. Wah Joo Tan and Mr. Kok Thay Lim will be directors of the Corporation. Mr. Tan and Mr. Lim are the Managing Director and Chairman, respectively, of Genting International PLC which will own, through GIMS, 18,000,000 Common Shares of the Corporation being approximately 30.1% of the issued and outstanding Common Shares of the Corporation after giving effect to the issuance of all Common Shares as herein described, including the Common Shares issuable upon conversion of the Preferred Shares Series 3, and 18,000,000 Warrants.

BUSINESS AND OPERATIONS

Following completion of the Transactions, the Resulting Issuer will carry on the business of the Corporation and EMSI. For details of the risks associated with the business, please see "Risk Factors", below.

AVAILABLE FUNDS

The following table sets forth the estimated working capital and amounts and sources of other funds of the Corporation and EMSI on a consolidated basis as at September 30, 2002, and after giving effect to the Transactions.

	Working Capital (1)	
	As at September 30, 2002 (unaudited)	**As at September 30, 2002 Total Amounts Available after giving Effect to the Transactions (unaudited) (3)**
Corporation	$(7,024,322)	$4,070,857
EMSI	$(2,383,785)	-
Consolidated	$(8,860,107)(2)	$4,070,857

Notes:

(1) Working capital means total current assets less total current liabilities and is based on management's best estimates.
(2) Current liabilities have been adjusted to deduct $548,000 due to EMSI.
(3) Does not include expenses of the Transactions.

PRINCIPAL PURPOSES FOR USE OF AVAILABLE FUNDS

The following table sets forth the proposed use of the available funds upon completion of the Transactions.

Use	Amount	Percentage
Marketing	$903,357	22.2%
General and Administrative	$1,000,000	24.6%
Unallocated Working Capital	$100,000	2.5%
Lottery Terminals	$360,000	8.8%
Computer Systems	$150,000	3.7%
Software	$375,000	9.2%
Shipping and Insurance	$37,500	0.9%
Implementation and Training	$225,000	5.5%
Computer Rom Fitout	$150,000	3.7%
Equipment and Tools	$75,000	1.8%
Start-up tickets and materials	$150,000	3.7%
Project Management	$375,000	9.2%
Project travel and accommodation	$150,000	3.7%
Motor Vehicles	$20,000	0.5%
Total	$4,070,857	100%

The revenues realized from the Supply and Services Contract will be added to unallocated working capital. The Corporation's unallocated working capital allows the Corporation to increase the number of terminals and enhance the start-up marketing effort at management's discretion.

The Resulting Issuer will spend the funds available to it upon the completion of the Transactions to further its stated business objectives as set forth under the heading "Stated Business Objectives of the Resulting Issuer". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Resulting Issuer to achieve its stated business objectives.

In addition, while the Corporation has based the cost estimates indicated above on management's experience, to the extent the Resulting Issuer is able to structure the proposed expenditures in a manner management of the Resulting Issuer considers to be more advantageous to the Resulting Issuer and which will not require the full use of the specifically allocated proceeds as set out above, the unused portion of such proceeds will be used to provide additional working capital to fund ongoing operations.

MARKETING PLAN

The Corporation is responsible for only the launch promotion in the general media and ongoing marketing and promotion of the online lottery program to be established in Ho Chi Minh City. The operator of the online lottery program, NEWTATCO, is responsible for all point of sales and retailer marketing and promotional activities. The marketing strategy has been designed in conjunction with NEWTATCO. For a number or years the Corporation was in partnership with AWI. Through this association, the Corporation has acquired basic marketing knowledge which will assist it launching the lottery in Ho Chi Minh City.

The creative (TV production, print design and pop design) must be done by professionals in the country where the lottery is being launched. This applies to the collateral materials as well (i.e. posters, outdoor, key chains, paper weights, etc.).

The Corporation will work directly with a local advertising agency, to build the media buy and the creative process. The Vietnamese mass media is government controlled and as such is less expensive than its North American counterpart. Also unlike North America, there are fewer TV channels to choose from and all commercials must meet government standards. The main media for the launch and the following 12 months will be TV.

Since the Government of Vietnam owns both the lottery and the TV stations it is clearly in its interest to insure the success of this launch. Back-up media to the TV campaign will be print in all forms newspaper, outdoors etc.

When a lottery is launched the marketing campaign looks for something that all the people of that province, state, or country are associated with. As in many other developing countries, in Vietnam that is the game of soccer. It is intended that during the launch the lottery will use soccer as a tie in to the people of Vietnam. The tie ins to soccer are endless and the Corporation will use many of these opportunities to launch the new lottery.

As described above and by the terms of the Supply and Services Contract two of the more significant marketing items are the responsibility of the Government authority, NEWTATCO; these are point of purchase and retail marketing. The point of purchase materials includes signage, banners, brochures and handouts. The retail marketing includes all key chains, lighters and business cards as well as retailer bonus programs and incentive plans.

The Corporation must work closely with the government operator in order to insure a coordinated and consistent marketing message is conveyed.

The Corporation will initially solicit bids from recognized local marketing firms in Ho Chi Minh City to provide comprehensive and targeted media buying plans and activities as well as provide local cultural content to the media buys for the first twelve-month period.

The Corporation will focus its initial marketing efforts on mass media opportunities with specific emphasis on targeted televised commercial spots where availability and costs are warranted with additional print media exposure where available. The Corporation will seek to incorporate focus groups as an ongoing part of its promotional campaigns in order to ensure maximum penetration of its efforts. The local advertising firm will be asked to provide advice to the Corporation on the most cost effective and efficient means to optimize its available marketing budget for maximum exposure of its lottery products to the general mass market. Further the Corporation will consult extensively with the designated Government operator, NEWTATCO, and other Vietnamese entities to expand its contact base and build strategic marketing alliances that allows it to cross promote and market its lottery products to a broad range of Vietnamese consumers. Finally, the Corporation will use the televised media and accompanying activities to create brand recognition of its unique online lottery programs and generate general consumer awareness of its lottery products.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION AND EMSI

EMSI was specifically created to bid for on-line lottery contracts throughout the developing world. The major events which have influenced the general development of EMSI's business from incorporation in April 2001 to the date hereof, are listed below, in reverse chronological order:

- October, 2002 - EMSI entered into an agreement with LWSI releasing them from all obligations under the LWSI Share Purchase Agreement and whereby LWSI has agreed to accept, for accounts payable to LWSI, 7,962,620 Common Shares of the Corporation at a price of $0.30 per share.

- May, 2002 - The sole shareholder of EMSI entered into a Share Purchase Agreement with the Corporation whereby, subject to certain conditions (including the Secured Debt Settlement, the LWSI Debt Settlement and regulatory approval) all of the shares of EMSI are to be sold to the Corporation.

- May, 2001 - EMSI entered into a contract ("LWSI Share Purchase Agreement") with LWSI under which, subject to significant pre-acquisition conditions, LWSI was to acquire all of the stock of EMSI. The proposed acquisition was not consummated as various preconditions to closing were not met.

- April, 2001 - EMSI was awarded an exclusive ten-year contract (the "Supply and Services Contract") with the Vietnamese state-owned corporation ("Detetour") to provide on-line lottery and sports betting equipment and services to the Ho Chi Minh City region and Southern Provinces of Vietnam.

- April, 2001 - EMSI is incorporated and organized and commences operations.

The major events which have influenced the general development of the Corporation's business from incorporation in October, 1995 to the date hereof are set forth under "Particulars of Non-Natural Resource Assets", above.

Summary of the Development of the Ho Chi Minh City Lottery System

- August 1999, the Corporation successfully launched the first real time modern on line lottery program in the capital city of Hanoi, Vietnam.

- November 1999, the Corporation began detailed due diligence work on the set up of a corporate infrastructure in Ho Chi Minh City, Vietnam.

- In January 2000, the Corporation opened its office in Ho Chi Minh City, hired a General Manager and began setting up its corporate infrastructure. Over the course of the next two years the office was expanded to its current size of 2500 square feet, with one General Manager, three technical staff and four support staff. The local staff has been conducting various activities, which are required to ensure the successful implementation and ongoing operation of the proposed Ho Chi Minh City Lottery program. As well, the Ho Chi Minh City staff in conjunction with the Hanoi staff has undergone extensive training in various aspect of lottery operation, including but not limited to, computer operations, field service and bench repair, hot line service and marketing and promotion. The staff has also spent time in Hanoi learning the back office functions, along with accounting and supply management procedures, which will be similar to the proposed Ho Chi Minh City operation.

- Beginning in mid 2000 to the present, the telecommunication technical team began its initial investigations of the local telecommunications infrastructure. The telecommunication function is

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required both from a local and national perspective and interconnections between the terminals, modems, the telecom link and the telecom cloud has been analysed during this period. As well, the local gateways have been analysed in order to better advise the customer regarding important issues such as reliability and integrity of the closed network. The routers and comlink used in Hanoi have been tested in the Ho Chi Minh City environment during this period and modifications recommended to the sub-contractors will be made at the time of implementation.

- The remote hot back-up site configuration has been reviewed and specifications have been determined based on the intended size and scope of the Ho Chi Minh City lottery operation.

- The Ho Chi Minh City staff has spent considerable time studying numerous local marketing activities and attending local marketing seminars and functions. An ongoing analysis of the existing manual lottery operation in Ho Chi Minh City in conjunction with Government authorities continues on a regular basis.

- The Corporation has committed to using as much local consumables as possible in the ongoing operations of the Ho Chi Minh City lottery program. Once identified, the possible suppliers have been interviewed and provided specifications to produce sample products which are then analysed for appropriateness in use in the proposed operation. These products include but are not limited to thermal printing paper suppliers, ribbon suppliers, printing cartridge suppliers, selection card supplies.

Total costs associated with the Ho Chi Minh City office, including telecommunication charges, office charges and personnel charges (US $13,300 per month) are approximately US $17,500 per month. See "Administration".

SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS OF EMSI

	3 Month Period Ending September 30, 2002 (US $)	**Year Ending June 30, 2002 (US $)**	**Year Ending June 30, 2001 (US $)**
Sales	-	-	-
Gross Profit	-	-	-
Project Development Expenses	$23,098	$501,753	$390,250
Sales and Marketing Expenses	-	-	-
General and Administrative Expenses	$3,500	$14,000	$17,500
Net Income (Loss)	$(214,271)	$(542,252)	$(409,070)
Working Capital	$(1,513,509)	$(1,395,481)	$(406,820)
Property, Plant and Equipment	-	-	-
Deferred Research and Development	-	-	-
Other Intangibles	-	-	-
Long Term Liabilities	-	-	-
Shareholders' equity - Dollar amount - Number of securities	 $5,600 5,600	 $5,600 5,600	 $5,600 5,600

Note:

(1) There are 5,241,397 Common Shares in the capital of the Corporation issued and outstanding as of the Effective Date of this Filing Statement of which none are subject to escrow. All of the 18,333,333 Preferred Shares Series 3 of the Corporation to be issued pursuant to the Acquisition will be required to be escrowed pursuant to a value security

escrow agreement with shares being released from escrow as to 1/10th of the original number on acceptance of the Transactions by the Exchange and 1/6th of the original number of securities every six months thereafter.

STATED BUSINESS OBJECTIVES OF THE RESULTING ISSUER

Over a ten year period, commencing from the date of the first on-line sale, to provide system software, central equipment and lottery terminals, installation and development plans, training and marketing and maintenance programs to provide the government of the Socialist Republic of Vietnam with technology and a lottery system capable of establishing an on-line lottery system in Ho Chi Minh City and the Southern Provinces of Vietnam. The Corporation also intends on continuing to operate the Hanoi lottery system. The anticipated annual cost of operating the Hanoi lottery system is US $6,000 per month.

MILESTONES

Significant Event	Cost	Time Period
The purchase of 800 V2000 terminals including associated spare parts, blueprints and schematics for the V3000s, and central system software and games (including source codes)	$1,000,000	1st and 2nd Quarters 2003
Refurbishment and Implementation of Equipment and System	$750,000	2nd and 3rd Quarters 2003
Marketing of on-line lottery	$903,357	3rd and 4th Quarters 2003

The following table sets forth the Corporation's detailed timeline and project implementation plan with regard to the development of the lottery in Ho Chi Minh City.

MONTH 1	MONTH 2	MONTH 3	MONTH 4
Pacific technical team - Obtain from PLC Gaming Inc. the list of equipment needed for the central system - Start training at PLC Gaming Inc. **Pacific management** - Develop business requirements **NEWTATCO & Pacific** - Apply for import permit of equipment from MPI - Review the blue prints of the V3000 terminal - Investigate telecom and power supply	**Pacific technical team** - Finish training at PLC Gaming Inc. **Pacific management** - Develop marketing requirements **NEWTATCO & Pacific** - Prepare the computer facility	**Pacific technical team** - Inspect the telecom infrastructure and NEWTATCO's proposals - Inspect the proposed computer room - Develop user's requirements & system's requirements - Develop training plan **Pacific management** - Prepare technical specifications for submission to Vietnamese authorities **NEWTATCO & Pacific** - Begin refurbishing or manufacturing terminals - Develop human resources plan	**Pacific technical team** - Make telecom recommendations - Make software recommendations - Make recommendations on computer room - Compose all materials, which need to be translated - Provide one-day overview training for NEWTATCO management team. - Begin to customize software - Make recommendations on consumable supplies and UPS **Pacific management** - Sign off recommendations on telecom & UPS - Sign off software recommendations - Sign off computer room recommendations - Sign off training plan - Review human resources plan of NEWTATCO and Pacific - Translate all materials identified by PLC Gaming Inc. **NEWTATCO & Pacific** - Sign off software recommendations - Apply for issuing and retailing regulations from Minister of Finance - Begin work on the computer room - Develop retailer criteria/ application - Develop marketing plan/ agency selection - Implement telecom and UPS recommendations

MONTH 5	MONTH 6	MONTHS 7 AND 8	MONTH 9
Pacific technical team - Begin training Pacific staff - Submit installation plan - Submit testing plan (unit, string, and system tests done in Canada, client's accepting tests done in Vietnam) **Pacific management** - Recommend ball draw machine - Sort supplies and equipment needed for central system - Sign off installation plan - Sign off testing plan - Sign off marketing plan **NEWTATCO & Pacific** - Recruit minimum 800 retailers - Establish communication links between retail locations and central system - Purchase ball draw machine - Should already obtain import permit	**Pacific technical team** - Complete software customization - Overview training for NEWTATCO management **Pacific management** - Review import permit and issuing regulations - Inspect all equipment and supplies before shipping - Sign off on computer room **NEWTATCO & Pacific** - Prepare installation schedule - Complete production of minimum 800 terminals - Establish hotline division - Establish bench repair /field service division - Establish computer operation division - Train NEWTATCO staff - Inspect and store all equipment - Prepare training plan for retailers - Install outside signage - Marketing activities go into high gear	**Pacific technical team** - Provide technical support for installation of 800 terminals - Install the central system - Conduct tests - Train operator staffs **Pacific management** - Supervise the installation - Sign off on test results - Chair steering committee - Approve launch plan **NEWTATCO & Pacific** - Install 800 terminals following installation schedule - Train accounting and management staffs of NEWTATCO - Train retailers - Participate in client acceptance tests - Complete ball draw procedures - Complete payment procedures - Marketing, permission to televise draws	**Pacific technical team** - Provide technical support for the launch **Pacific management** - Approve payment procedures. - Participate in launch activities **NEWTATCO & Pacific** - Soft launch the system for 2 weeks - Approve the launch plan - Organize the launch party - Marketing - Field training for retailers

ACQUISITIONS AND DISPOSITIONS

EMSI has negotiated an exclusive agreement with PLC Gaming Corp., a wholly owned subsidiary of WLC Gaming Corporation of Dieppe, New Brunswick, for the terminal hardware and central system software required for the complete implementation of the modern online lottery system in Ho Chi Minh City, Vietnam. The sub-supplier has recently supplied 8,500 terminals and associated software to Lotto Quebec for the operation of its on line lottery program. The terminals and software have operated in Quebec for almost 10 years without any failures. The contract outlines the sale and purchase of 800 used lottery terminals (formerly used by Lotto Quebec) and accompanying blueprints for a total price of $240,000 USD. As well, the contact provides EMSI the proprietary rights to their central system software and affiliated lottery games, which includes daily, weekly and sport lotto games for a one time fee of $250,000 USD. The contract also provides for the training of EMSI support staff and additional support services if required. This contract was negotiated at arm's length.

MANAGEMENT OF THE RESULTING ISSUER

If the Transactions are completed, the following individuals are anticipated to be the members of Management of the Resulting Issuer.

David Aftergood (Age 43) - Mr. Aftergood has been the President and Chief Executive Officer of the Corporation since 1995. Mr. Aftergood obtained a Bachelor of Arts with honours from McGill University, Montreal, Quebec in 1981 and a Post Graduate Degree, Economics from the University of Saskatchewan in 1982.

Richard DeVries (Age 51) - Mr. DeVries is the sole director and officer of EMSI and a director of the Resulting Issuer. Mr. DeVries obtained Bachelor of Commerce and Bachelor of Laws degrees from the

University of Alberta in 1974 and 1977, respectively. Mr. DeVries is the President of Richard W. DeVries Professional Corporation since 1982 and counsel to Szabo & Company, Barristers and Solicitors.

James Kelleher (Age 72) - Mr. Kelleher has been counsel with Gowling, Strathy & Henderson since 1990. Mr. Kelleher obtained a Bachelor of Arts degree from Queen's University, Kingston, Ontario in 1952 and a Bachelor of Laws degree from Osgoode Hall, Toronto, Ontario in 1956.

Dale Laniuk (Age 44) - Mr. Laniuk has been the President of RJV Gas Field Services Ltd., a subsidiary of Laniuk Industries Inc. since 1976 and President and Chief Executive Officer of Laniuk Industries Inc. since its inception in 1998.

Lawrence Ruptash (Age 66) - Mr. Ruptash was an advertising consultant for the Vegreville News Advertiser from 1994 to 2000. Prior to that he was Special Assistant to the Right Honourable Don Mazankowski from 1986 to 1993. From 1976 to 1980 he was the Mayor of the Town of Vegreville, Alberta.

Peter Wallis (Age 60) - Mr. Wallis obtained a Bachelor of Arts degree from the University of Toronto in 1964, a Bachelor of Laws degree from Osgoode Hall, Toronto in 1968 and a Master of Laws degree from the University of London, London, England in 1970. Since 1996 Mr. Wallis has been the President and Chief Executive Officer of Van Horne Institute of International Transportation and Regulatory Affairs.

Wah Joo Tan (Age 52) - Mr. Tan obtained a Bachelor of Economics (Honours) from the University of Malaysia in 1973. Since April 1999 he has been the Executive Director of Resorts World BHD. Prior to that he was Executive Vice-President from December 1994 to April 1999. Mr. Tan has been the Managing Director of Genting International PLC since May 2000 and was a director of that company from September 1991 to May 2000.

Kok Thay Lim (Age 51) - Mr. Lim obtained a Bachelor of Science degree in Civil Engineering from the University of London in 1975. Since November 2000 he has been the Chairman, President and CEO of Star Cruises Limited Hong Kong SAR. He previously held the position of Chairman from December 1997 to November 2000 and Director from September 1994 to December 1997. Since March 1999, Mr. Lim has been the Managing Director of Resorts World BHD, Malaysia and prior to that time was the Deputy Managing Director from September 1989 to March 1999. Mr. Lim has been the Managing Director of Genting Berhad, Malaysia since April 1999 and prior to that was the Joint Managing Director from December 1985 to April 1999. Mr. Lim has been the Joint Chief Executive of Asiatic Development BHD, Malaysia since April 1999.

Upon completion of the Transaction, it is anticipated that David Aftergood will work full-time for the Resulting Issuer. Mr. Aftergood has entered into both non-disclosure and non-competition agreements with the Corporation. It is anticipated that Richard W. DeVries, James F. Kelleher, Dale Laniuk, Kok Thay Lim, Larry Ruptash, Wah Joo Tan and Peter C. Wallis will devote such time as is required to the business of the Resulting Issuer and will not enter into any non-disclosure or non-competition agreements with the Resulting Issuer. The Corporation has two local administrators in Ho Chi Minh City and in Hanoi, designated as General Managers. All management decisions are made by management at the Corporation's head office in Calgary.

ORGANIZATIONAL STRUCTURE

Department	Current Number of Full or Part-Time Employees and Contractors	Number of Full or Part-Time Employees and Contractors Required to Meet Business Objectives
Hanoi Office	six	six
Ho Chi Minh City Office	seven	seven
Calgary Office	six	six

ADMINISTRATION

Upon completion of the Transactions, the Resulting Issuer's working capital available to fund ongoing operations will be sufficient to meet its administrative costs for at least 12 months. Total general and administrative costs to the end of December 31, 2003 fiscal year are anticipated to be approximately $1,000,000.

The Corporation's Hanoi office is located at 34 Nguyen Truong To Street, Ba Dinh District in central Hanoi. It occupies approximately 2000 square feet with a reception area, boardroom, general manager's office, two operational staff offices, a kitchen area and two washrooms (rent US $1,000 per month, annual lease). Total costs including telecommunication charges, office charges and personnel charges (US $3,200 per month) are approximately US $6,000 per month. The Hanoi staff consists of the following: general manager, assistant general manager (accounting), operational staff (computer operations and field service), receptionist, translator and security guard.

In early 2000, the Corporation established a Ho Chi Minh City office in anticipation of working on the Ho Chi Minh City implementation. The office is located at 60 Duong So 3, Cu Xa Do Thanh, Phuong 4, Quan 3, Ho Chi Minh City, Vietnam. It occupies approximately 2500 square feet with a reception area, boardroom, general manager's office, three operational offices, a kitchen area and two washrooms and a storage area (rent approximately US $1,500 per month, annual lease). Total costs including telecommunication charges, office charges and personnel charges (US $13,300 per month) are approximately US $17,500 per month. The Ho Chi Minh City staff consists of the following: general manager, assistant general manager (accounting), three technical staff, receptionist, translator, security guard.

The Corporation maintains a head office in Calgary at 2937 - 19th Street NW. The office is approximately 2400 square feet and consists of a reception area, a boardroom, three offices and two washrooms (the rent is $1,400 per month plus $200 per month in common area costs). Personnel costs are approximately $33,833 per month. The head office staff consists of the following: executive management (CEO), administrative staff (receptionist, administrative assistant and accounting), technical support services and two software engineers/developers.

RISK FACTORS

The following risk factors relating to the business of the Corporation should be considered by shareholders of the Corporation.

Title

Although the Corporation has conducted due diligence regarding the enforceability of the Supply and Services Contract, the Corporation has not obtained a legal opinion in this regard and therefore there is no assurance that the Supply and Services Contract is enforceable against the Government of Vietnam.

Existing Operations

Investment in the Corporation is highly speculative due to the nature of the Corporation's business and its present stage of development. The Corporation has a limited history of operations and therefore the success of the Corporation's operating results depends largely on its ability to identify and penetrate new markets. The Corporation has no present intention to pay dividends.

The Corporation is engaged in the lottery industry. The lottery industry involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation operates within a highly regulated industry. Changes in the regulatory environment imposed upon industry participants could adversely affect the ability of the Corporation to attain its corporate objectives.

The lottery industry is highly competitive. Sales in the industry historically take place through the competitive bid process. The Corporation must compete with suppliers who have a longer operating history in the industry and have better financial resources than the Corporation. There is no assurance that the Corporation will attain sales in the lottery industry that will result in profitable operations at any time in the future.

The success of the Corporation is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have a material adverse effect upon the Corporation's business and prospects. The success of the Corporation's business will also depend, in part, upon the Corporation's ability to attract and retain qualified personnel as they are needed. There can be no assurance that the Corporation will be able to engage the services of such personnel or retain its current personnel.

The Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing if needed on terms satisfactory to the Corporation, if at all. If additional financing is raised by the issuance of shares of the Corporation, control of the Corporation may change and shareholders may suffer additional dilution.

Vietnam

There are risks associated with doing business in Vietnam which include the risks of foreign currency exchange, exchange controls, political risks and the risks of increases in foreign duties, taxes and governmental royalties as well as changes in the laws and policies of the foreign government. The Corporation believes that it has taken steps to reduce the potential effect of such risks by the payment structure contained in the Service and Supply Agreement. There is no assurance that the steps taken by the Corporation will be effective to reduce the risks of doing business in Vietnam. Any change in the government policy may reduce the ability of the Corporation to receive expected cash flow from the Service and Supply Agreement.

The success of the Corporation's venture in Vietnam is dependent on acceptance of the proposed on-line lottery by the players and the government. There is no assurance that on-line lottery will gain sufficient

acceptance among the citizens and lottery players of Vietnam to result in profitable operations to the Corporation.

The Corporation is reliant on local service providers in Vietnam to provide services such as constructing the lottery facility and maintaining the electrical systems. To the extent such local service providers are unable to provide these services on a timely and consistent manner, the success of the on-line lottery may be adversely impacted thereby adversely impacting on the expected royalties due to the Corporation. The Corporation is currently reliant upon a major supplier for the equipment required to complete the contract in Vietnam. The Corporation is therefore exposed to risks arising from third party operating integrity, financial solvency, reputation, labour relations, warranties, quality assurance and time lines for the delivery of products and services, including various hardware and software components, over which the Corporation has little control.

The Corporation's agreement in Vietnam requires payment to the Corporation in US dollars. The operating results of the Corporation may therefore be affected by fluctuations in the exchange rate.

Any delays in the delivery of the lottery equipment and the start up of operation of the lottery system in Vietnam would delay realization of the Corporation's anticipated revenue stream from Vietnam.

Additional Funding Requirements

EMSI and the Resulting Issuer may have capital requirements in excess of their currently available resources. In the event the Resulting Issuer's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Resulting Issuer could be required to seek additional financing sooner than currently anticipated. To the extent that any such financing involves the sale of equity securities of the Resulting Issuer, the interests of the Resulting Issuer's then existing shareholders could be substantially diluted. The Resulting Issuer may not be able to raise such additional funding on terms acceptable to them or at all.

NAME AND INCORPORATION

Emerging Market Solutions International Inc. was incorporated on April 19, 2001 under the laws of the Country of Barbados. Its registered office address is Suite 29, 1st Floor, Beckwith Mall, Broad Street, Bridgetown, Barbados and its address for service in Canada is 171, 5005 Dalhousie Drive N.W., Suite 117, Calgary, Alberta, T3A 5R8.

Upon completion of the Transactions, the Corporation will be the Resulting Issuer with EMSI being its wholly-owned subsidiary. The Corporation has one other wholly-owned subsidiary, Applied Gaming Solutions International Limited, which was incorporated on May 11, 1999 under the laws of Cyprus. Its registered office address is 2 Sofouli Street, Chanteclair Building, office 205, Nicosia 1096, Cyprus.

INTERCORPORATE RELATIONSHIPS

It is anticipated that EMSI will remain a wholly owned subsidiary of the Resulting Issuer following completion of the Transactions as follows:



Pacific Lottery Corporation
100%
100%
Emerging Market Solutions International Inc.
Applied Gaming Solutions International Inc.
100%
Contract with Detetour, Corporation for Development of New Technology and Tourism of the Socialist Republic of Vietnam for the supply of on-line lottery and sports betting system in Ho Chi Minh City

EXISTING SHARE CAPITAL AND PRIOR SALES

(a) EMSI Share Capital Table

	Number of Issued Securities	Price Per Security	Total Consideration
Prior Sales of securities within the last 12 months	-	-	-
Issued and outstanding as of December 31, 2002	5,600	$1.00 (US$)	$5,600 (US$)

EMSI is authorized to issue an unlimited number of common shares.

(b) The Corporation Share Capital Table

	Number of Issued Securities	Price Per Security	Total Consideration
Prior Sales of securities within the last 12 months	1,872,339[(1)]	$0.30	$561,701.73
Issued and outstanding as of December 31, 2002	5,241,397	_	_

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Note:

(1) These shares are subject to resale restrictions until April 12, 2003.

For additional details with regard to the authorized capital of the Corporation, please see the information under "Corporate Information", above.

(c) Fully Diluted Share Capital Table

	Number of Common Shares	Percentage of Consolidated Total
Issued by the Corporation as of December 31, 2002	5,241,397	6.7%
Securities Reserved for issuance by the Corporation as of December 31, 2002		
Options to directors officers, employees and consultants of the Corporation	227,985	0.3%
Securities to be issued in satisfaction of LWSI Debt	7,962,620	10.2%
Securities to be issued in satisfaction of Secured Debt	9,166,666	11.7%
Securities to be issued in conjunction with the Private Placement	18,000,000	22.9%
Securities to be reserved for issuance in connection with the Private Placement	18,000,000	22.9%
Securities to be reserved for issuance in connection with the Finder's Option	1,400,000	1.8%
Securities to be reserved for issuance on conversion of Preferred Shares Series 3	18,333,333	23.4%
Securities to be reserved for issuance in connection with Sponsor's Options	100,000	0.1%
Total	78,432,001	100%

(d) Consolidated Share and Loan Capital

Designation of Security	Amount Authorized	Amount Outstanding as of September 30, 2002[(1)]	Amount Outstanding as of December 31, 2002	Amount to be Outstanding in the Resulting Issuer upon Completion of the LWSI Debt Settlement, Acquisition, Secured Debt Settlement and Private Placement
Common Shares	Unlimited	33,690,581	5,241,397[(2)]	40,370,683[(2)(3)(4)(5)]
Preferred Shares Series 1	700,000	250,000	250,000	Nil
Preferred Shares Series 2	250,000	Nil	Nil	Nil
Preferred Shares Series 3	18,333,333	Nil	Nil	18,333,333

Notes:

(1) The deficit of the Corporation as at September 30, 2002 (unaudited) was $22,825,859.

(2) Does not include 227,985 Common Shares reserved for issuance on exercise of outstanding options held by directors, officers, employees and consultants.

(3) Does not include 19,400,000 Common Shares reserved for issuance on exercise of Warrants to be issued pursuant to the Private Placement and the LWSI Warrants.

(4) Does not include 18,333,333 Common Shares reserved for issuance upon conversion of the Preferred Shares Series 3 to be issued pursuant to the Acquisition.

(5) Does not include 100,000 Common Shares reserved for issuance upon exercise of the Sponsor's Option. See "Sponsorwhip".

DIRECTORS, OFFICERS AND PROMOTERS

The following table sets forth the name and municipality of residence of each director, officer, promoter and proposed director of the Resulting Issuer, all positions and offices in the Resulting Issuer to be held by him, his principal occupation at the present and during the preceding five years, the period during which he has served as a director or officer of the Corporation, and the number and percentage of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Name and Municipality of Residence	Office Held	Commencement of Service as a Director	Principal Occupation and Positions Held During Last Five Years	Voting Securities of the Issuer Held or Controlled as of the Date Hereof
David A. Aftergood[(6)] Calgary, Alberta	President, Chief Executive Officer, Chairman and Director	1995	President and Chief Executive Officer of the Issuer since 1995	1,047,948[(1)]
Peter C. Wallis[(6)] Calgary, Alberta	Director	1996	President and Chief Executive Officer of Van Horn Institute of International Transportation and Regulatory Affairs	13,020[(1)]
Larry W. Ruptash[(6)] Vegreville, Alberta	Director	1996	Advertising Consultant (Vegreville News Advertiser)	8,500[(1)]
James F. Kelleher Calgary, Alberta	Director	1996	Lawyer, Gowling Strathy & Henderson LLP	Nil
Dale Laniuk[(6)] Vegreville, Alberta	Director	1998	President, R.J.V. Gas Field Services Ltd.	218,288[(1)(2)]

Name and Municipality of Residence	Office Held	Commencement of Service as a Director	Principal Occupation and Positions Held During Last Five Years	Voting Securities of the Issuer Held or Controlled as of the Date Hereof
Richard W. DeVries The Bahamas	Director	2002	Lawyer, President of Richard W. DeVries Professional Corporation since 1982; Counsel to Szabo & Company, Barristers and Solicitors	19,500[(1) (3)]
Wah Joo Tan[(4)] Kuala Lumpur, Malaysia	Director	2003	Executive Director of Resorts World BHD since April 1999. Prior to that he was Executive Vice-President from December 1994 to April 1999. Mr. Tan has been the Managing Director of Genting International PLC since May 2000 and was a director of that company from September 1991 to May 2000.	Nil[(5)]
Kok Thay Lim[(4)] Kuala Lumpur, Malaysia	Director	2003	Chairman, President and CEO of Star Cruises Limited Hong Kong SAR. He previously held the position of Chairman from December 1997 to November 2000 and Director from September 1994 to December 1997. Since March 1999, Mr. Lim has been the Managing Director of Resorts World BHD, Malaysia and prior to that time was the Deputy Managing Director from September 1989 to March 1999. Mr. Lim has been the Managing Director of Genting Berhad, Malaysia since April 1999 and prior to that was the Joint Managing Director from December 1985 to April 1999. Mr. Lim has been the Joint Chief Executive of Asiatic Development BHD, Malaysia since April 1999.	Nil[(5)]

Notes:

(1) None of these securities are subject to escrow or pooling agreements.

(2) Will receive an aggregate of 4,583,333 Common Shares pursuant to the Secured Debt Settlement.

(3) Will receive 18,333,333 Preferred Shares Series 3 pursuant to the Acquisition. These Preferred Shares Series 3 will be subject to escrow. See "Escrowed Shares".

(4) To be appointed by the Board of Directors of the Corporation in connection with the completion of the Transactions.

(5) Mr. Wah Joo Tan and Mr. Kok Thay Lim are Managing Director and Chairman, respectively, of Genting International PLC, which will through its subsidiary, GIMS, receive 18,000,000 Common Shares and 18,000,000 Warrants pursuant to the Private Placement.

(6) Each a member of the audit committee of the Board of Directors of the Corporation.

Upon completion of the Transactions, as a group, the directors, officers and promoters of the Resulting Issuer will beneficially own, directly or indirectly, an aggregate of 5,890,589 Common Shares (24,223,922 after conversion of the Preferred Shares Series 3) or 14.7% (41.4% after conversion of the Preferred Shares Series 3) of the total issued and outstanding Common Shares of the Resulting Issuer.

(a) Cease Trade Orders or Bankruptcies

Except as otherwise disclosed, neither of the proposed directors of the Resulting Issuer is or, within the five years prior to the Effective Date has been, a director, officer or promoter of any other issuer that,

while that person was acting in that capacity: (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to a bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

(b) Penalties or Sanctions

Except as otherwise disclosed, neither of the proposed directors of the Resulting Issuer has, within the 10 years prior to the Effective Date, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

(c) Individual Bankruptcies

Neither of the proposed directors of the Resulting Issuer has, within the five years prior to the Effective Date, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

(d) Other Reporting Issuers

The following table sets forth the number of reporting issuers (other than the Issuer) for which the proposed directors have served as a director, officer or promoter within the past five years:

Name	Number	Reporting Issuers	Positions	Dates
Kok Thay Lim	(5)	Genting Berhad	Managing Director	April 1999 - present
		Resorts World Berhad	Managing Director	March 1999 - present
		Asiatic Development Berhad	Joint Chief Executive	April 1999 - present
		Star Cruises Limited	Chairman, President and CEO	November 2000 - present
		Genting International PLC	Chairman	January 1993 - present
Wah Joo Tan	(2)	Resorts World Berhad	Executive Director	April 1999 - present
		Genting International PLC	Managing Director	May 2000 - present
			Director	September 1991 - May 2000

For additional information regarding the current directors of the Corporation please see "Directors, Officers, Promoters and Persons Holding More Than 10% of the Issued Equity Shares", above.

CONFLICTS OF INTEREST

Certain directors and officers of the Resulting Issuer are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract

with the Resulting Issuer are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Resulting Issuer. Some of the directors of the Resulting Issuer have or will have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Resulting Issuer will only be able to devote part of their time to the affairs of the Resulting Issuer.

SPONSORSHIP

Leede Financial Markets Inc. (the "Sponsor"), Suite 1070, Bow Valley Square 4, 250 - 6th Avenue S.W., Calgary, Alberta, T2P 3H7, has agreed, subject to completion of satisfactory due diligence reviews, to sponsor the Corporation in connection with the Acquisition as required by the policies of the Exchange. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion. The Sponsor will conduct a full sponsorship review of the Corporation and the Acquisition and, following favourable results of such review, is expected to recommend its approval to the Exchange. Pursuant to an engagement letter signed between the Corporation and the Sponsor, the Corporation has agreed to pay a sponsorship fee to the Sponsor. The Corporation will reimburse the Sponsor for reasonable expenses (including fees of its legal counsel) incurred by it in connection with its review. Subject to regulatory approval, the Sponsor will be issued an option (the "Sponsor's Option") to purchase 100,000 Common Shares of the Corporation at a price of $0.30 per share for a term expiring April 7, 2005. None of the parties to the Transactions is a related party to the Sponsor.

RELATIONSHIP BETWEEN CORPORATION/EMSI AND PROFESSIONAL PERSONS

Except for less than 1% of the Common Shares held by lawyers or associates of lawyers of Borden Ladner Gervais LLP no "professional person", as defined in the Policies of the Exchange, which provides services to the Corporation or EMSI, holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of EMSI or of an associate or affiliate of the Corporation or EMSI, no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an associate or affiliate of the Corporation and no such person is a promoter of the Corporation or an associate or affiliate of the Corporation.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving the Corporation or EMSI which could materially affect the Resulting Issuer.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of the Corporation and the Resulting Issuer is Dick Cook Schulli, Chartered Accountants at Suite 555, 999 - 8th Street S.W., Calgary, Alberta, T2R 1J5. Computershare Trust Company of Canada at Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 is the Corporation's and the Resulting Issuer's transfer agent and registrar for the Common Shares.

MATERIAL CONTRACTS

All material contracts of the Corporation and EMSI will continue as material contracts of the Resulting Issuer upon completion of the Transactions.

1. Letter Agreement dated October 29, 2002 among Genting International PLC, the Corporation and EMSI pursuant to which Genting International PLC agreed to purchase 18,000,000 Units of the Corporation.

2. Letter Agreement dated October 10, 2002 between LWSI and Richard W. DeVries, Professional Corporation pursuant to which LWSI agreed, subject to certain conditions, to convert amounts owing to it by EMSI aggregating US $1,465,259 as at September 30, 2002 and US $1,513,897 as at October 31, 2002 into 7,962,620 Common Shares of the Corporation at a price of $0.30 per Common Share.

3. Settlement and Termination Agreement dated May 31, 2002 between the Corporation and Automated Wagering International, Inc. ("AWI") pursuant to which the Corporation paid AWI US $15,000 and released AWI from any further maintenance obligations under the Sales and Services Agreement dated August 18, 1998, as amended, in consideration of AWI forgiving total accumulated debt of approximately $9,000,000.

4. Agreement to Purchase dated May 30, 2002, as amended, between Richard W. DeVries Professional Corporation and the Corporation, pursuant to which the Corporation agreed to purchase all of the shares of EMSI in consideration of the issuance of 18,333,333 Preferred Share Series 3 with a deemed price of $0.30 per Preferred Share Series 3.

5. Agreement for the Provision of Equipment and Services dated April 26, 2001 between Detetour, Corporation for Development of New Technology and Tourism and EMSI, pursuant to which EMSI has agreed to supply a modern on-line lottery system for Ho Chi Minh City, in the Country of Vietnam, and the twenty (20) surrounding provinces in Southern Vietnam.

The foregoing material contracts may be inspected at the principal office of the Corporation in Calgary, Alberta during normal business hours for a period of 30 days following the Effective Date. For additional information see "Statement of Material Change in the Affairs of the Corporation - Description of Material Change".

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Balance Sheets

	September 30, 2002	December 31, 2001
	(Restated) *(Unaudited)*	*(Audited)*
Assets		
Current		
Cash	$ 7,327	$ -
Accounts receivable	3,989	825
Prepaid expenses	1,270	1,274
	12,586	2,099
Capital assets	477,585	1,537,976
Deferred development costs	-	307,606
	$ 490,171	$ 1,847,681
Liabilities		
Current		
Accounts payable - Note 3	$ 4,786,908	$ 11,827,066
Short-term loans	2,250,000	2,250,000
	7,036,908	14,077,066
Long-term debt	500,000	500,000
	7,536,908	14,577,066
Shareholders' Deficiency		
Share capital	15,779,122	15,779,122
Deficit	(22,825,859)	(28,508,507)
	(7,046,737)	(12,729,385)
	$ 490,171	$ 1,847,681

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Loss and Deficit

(Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Revenues	$ 48,713	$ 52,186	$ 15,044	$ 17,166
Other expenses				
General and administrative	1,223,283	1,906,094	234,966	655,647
Interest on short-term loans and accounts payable	1,545,357	1,542,438	379,643	546,509
Interest on long-term loans	117,363	87,266	42,052	31,268
Depreciation and amortization	1,111,128	296,600	914,884	98,870
	3,997,131	3,832,398	1,571,545	1,332,294
Loss from continuing operations	(3,948,418)	(3,780,212)	(1,556,501)	(1,315,128)
Other				
Settlement of debt - Note 3	9,631,066	-	-	-
Net earnings (loss)	5,682,648	(3,780,212)	(1,556,501)	(1,315,128)
Deficit, beginning of period	(28,508,507)	(23,702,712)	(21,269,358)	(26,167,796)
Deficit, end of period	$(22,825,859)	$(27,482,924)	$(22,825,859)	$(27,482,924)
Weighted average shares outstanding	33,690,581	32,382,910	33,690,581	32,382,910
Loss per share before other item	$ (0.12)	$ (0.12)	$ (0.05)	$ (0.04)
Earnings (loss) per share	$ 0.17	$ (0.12)	$ (0.05)	$ (0.04)

See accompanying notes

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Cash was provided by (used for):				
Operating activities				
Net earnings (loss)	$ 5,682,648	$ (3,780,212)	$ (1,556,501)	$ (1,315,128)
Items not involving cash				
Gain on debt settlement	(9,631,066)	-	-	-
Foreign translation adjustment	377,744	-	-	-
Amortization	1,111,128	296,600	914,884	98,870
Cash used in operations	(2,459,546)	(3,483,612)	(641,617)	(1,216,258)
Change in non-cash working capital balances	2,466,873	2,422,524	646,298	1,005,937
	7,327	(1,061,088)	4,681	(210,321)
Financing activities				
Issue of common shares, net of issue costs	-	1,069,962	-	213,180
Investing activities				
Acquisition of capital assets, net	-	(40,198)	-	-
Increase in deferred development costs	-	(256,869)	-	-
	-	(297,067)	-	-
Increase (decrease) in cash position	7,327	(288,193)	4,681	2,859
Cash position, beginning of period	-	284,842	2,646	(6,210)
Cash position, end of period	$ 7,327	$ (3,351)	$ 7,327	$ (3,351)

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

Note 1 - Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At September 30, 2002 the Company had a working capital deficiency of $7,024,322 and an accumulated deficit of $22,825,859. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $48,713 for the nine month period ended September 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financial facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

Note 2 - Significant Accounting Policies

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 3 - Accounts Payable

Accounts payable consists of the following:

	September 30, 2002 *(Unaudited)*	December 31, 2001 *(Audited)*
Trade	$ 254,751	$ 309,867
Accrued interest	3,389,601	2,215,970
Employees	594,556	516,690
Due to Emerging Market Solutions International Inc.	548,000	95,122
Due to Automated Wagering International Inc.	-	8,689,417
	$ 4,786,908	$ 11,827,066

Note 4 - Settlement of Debt

Pursuant to a settlement and termination agreement dated May 31, 2002 between the Company and Automated Wagering International, Inc. ("AWI"), the Company paid approximately $23,000 ($15,000 USD), representing full and final settlement of debts aggregating $9,654,066 between the Company and AWI. During the period January 1, 2002 through to May 31, 2002 the Company incurred $434,092 in general overhead costs from operations in Northern Vietnam and $530,557 in interest on outstanding amounts due to AWI. Accordingly, a gain on settlement of debt of $9,631,066 has been reflected in operations during the period ended June 30, 2002.

Note 5 - Restatement of Interim Financial Statements

(a) Agreement with Emerging Market Solutions International Inc.

The interim financial statements for the three and nine months ending September 30, 2002 have been restated to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Company on May 30, 2002. Under the share purchase agreement the Company originally recorded additions to deferred development costs of $2,206,869 of which $1,662,168 related to EMSI and their development of the lottery system in the City of Ho Chi Minh and the Southern Provinces of Vietnam and $544,701 related to general overhead costs of the Company and its operations in the Northern Provinces of Vietnam.

As the share purchase agreement is subject to a number of conditions, the transaction has not been completed as of September 30, 2002. Accordingly, the deferred development costs and liabilities associated of $1,662,168 have been removed from the financial statements as the costs relate to EMSI and not the Company. In addition, the costs associated with general overhead of $544,701 have been reclassified from deferred development costs and charged to operations for the period.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

(b) Lottery system in Northern Provinces of Vietnam

The Company has evaluated the carrying values of its capital assets and deferred development costs associated with its lottery system in the Northern Provinces of Vietnam and have determined there has been an impairment in value due to continued shortfalls in net revenues recovered from the project. Accordingly, additional depreciation and amortization of $817,058 has been charged to operations during the period ended September 30, 2002 of which $773,136 represents the impairment of capital assets and the balance relates to deferred costs.

(c) Settlement of debt

The Company has reclassified $377,744 from general and administration to settlement of debt, representing the foreign currency translation gain relating to the settlement of debt with AWI as described in Note 4.

(d) Advances from EMSI

During the period the Company received advances from EMSI of $165,046 ($94,930 U.S.) which have been reclassified from expense recoveries to accounts payable at September 30, 2002.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

The effects of the restatement are as follows:

	September 30, 2002	
Balance Sheet Data	*As reported*	*Restated*
Assets		
Current		
Cash	$ 7,327	$ 7,327
Accounts receivable	3,989	3,989
Prepaid expenses	1,270	1,270
	12,586	12,586
Capital assets	1,250,721	477,585
Deferred development costs	2,250,791	-
	$ 3,514,098	$ 490,171
Liabilities		
Current		
Accounts payable	$ 6,284,030	$ 4,786,908
Short-term debt	2,250,000	2,250,000
	8,534,030	7,036,908
Long-term debt	500,000	500,000
	9,034,030	7,536,908
Shareholders' Equity		
Share capital	15,779,122	15,779,122
Deficit	(21,299,054)	(22,825,859)
	(5,519,932)	(7,046,737)
	$ 3,514,098	$ 490,171

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the nine months ended September 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

	For the nine months ended September 30, 2002		*For the three months ended September 30, 2002*	
	As reported	*Restated*	*As reported*	*Restated*
Statement of Loss and Deficit Data				
Revenue	$ 48,713	$ 48,713	$ 15,044	$ 15,044
Expenses				
General and administrative	135,792	1,223,283	1,148	234,966
Interest and short-term loans	1,545,357	1,545,357	379,643	379,643
Interest on long-term loans	117,363	117,363	42,052	42,052
Depreciation and amortization	294,070	1,111,128	97,826	914,884
	2,092,582	3,997,131	520,669	1,571,545
Loss from continuing operations	(2,043,869)	(3,948,418)	(505,625)	(1,556,501)
Other				
Settlement of debt	9,253,322	9,631,066	-	-
Net earnings (loss)	7,209,453	5,682,648	(505,625)	(1,556,501)
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(21,269,358)
Deficit, end of period	$(21,299,054)	$(22,825,859)	$(30,094,247)	$(22,825,859)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.06)	$ (0.12)	$ (0.02)	$ (0.05)
Earnings (loss) per share	$ 0.21	$ 0.17	$ (0.02)	$ (0.05)

APPLIED GAMING SOLUTIONS OF CANADA INC.

Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Balance Sheets

	June 30, 2002 (Restated) (Unaudited)	December 31, 2001 (Audited)
Assets		
Current		
Cash	$ 2,646	$ -
Accounts receivable	4,805	825
Prepaid expenses	1,213	1,274
	8,664	2,099
Capital assets	573,140	1,537,976
Deferred development costs	-	307,606
	$ 581,804	$ 1,847,681
Liabilities		
Current		
Accounts payable - Note 3	$ 4,210,142	$ 11,827,066
Short-term loans	2,250,000	2,250,000
	6,460,142	14,077,066
Long-term debt	500,000	500,000
	6,960,142	14,577,066
Shareholders' Deficiency		
Share capital	15,779,122	15,779,122
Deficit	(22,157,460)	(28,508,507)
	(6,378,338)	(12,729,385)
	$ 581,804	$ 1,847,681

See accompanying notes

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Loss and Deficit

(Unaudited)

	For the six months ended June 30,		For the three months ended June 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Revenues	$ 33,669	$ 35,020	$ 15,184	$ 16,970
Expenses				
General and administrative	1,057,090	1,250,447	708,649	278,696
Interest on short-term loans and accounts payable	1,165,714	995,929	549,797	511,940
Interest on long-term loans	75,311	55,998	39,050	29,036
Depreciation and amortization	1,015,573	197,730	917,592	100,652
	3,313,688	2,500,104	2,215,088	920,324
Loss from continuing operations	(3,280,019)	(2,465,084)	(2,199,904)	(903,354)
Other				
Settlement of debt - Note 3	9,631,066	-	9,631,066	-
Net earnings (loss)	6,351,047	(2,465,084)	7,431,162	(903,354)
Deficit, beginning of period	(28,508,507)	(23,702,712)	(29,588,622)	(25,264,442)
Deficit, end of period	$(22,157,460)	$(26,167,796)	$(22,157,460)	$(26,167,796)
Weighted average shares outstanding	33,690,581	22,120,097	33,690,581	22,120,097
Loss per share before other item	$ (0.10)	$ (0.11)	$ (0.07)	$ (0.04)
Earnings (loss) per share	$ 0.19	$ (0.11)	$ 0.22	$ (0.04)

See accompanying notes

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,		For the three months ended June 30,	
	2002	2001	2002	2001
	(Restated)		*(Restated)*	
Cash was provided by (used for):				
Operating activities				
Net earnings (loss)	$ 6,351,047	$ (2,465,084)	$ 7,431,162	$ (903,354)
Items not involving cash				
Gain on debt settlement	(9,631,066)	-	(9,631,066)	-
Foreign translation adjustment	377,744	-	377,744	-
Amortization	1,015,573	197,730	917,592	100,652
Cash used in operations	(1,886,702)	(2,267,354)	(904,568)	(802,702)
Change in non-cash working capital balances	1,889,348	1,416,587	922,802	574,479
	2,646	(850,767)	18,234	(228,223)
Financing activities				
Issue of common shares, net of issue costs	-	856,782	-	151,650
Investing activities				
Acquisition of capital assets, net	-	(40,198)	-	(889)
Increase in deferred development costs	-	(256,869)	-	-
	-	(297,067)	-	(889)
Increase (decrease) in cash position	2,646	(291,052)	18,234	(77,462)
Cash position, beginning of period	-	284,842	(15,588)	71,252
Cash position, end of period	$ 2,646	$ (6,210)	$ 2,646	$ (6,210)

See accompanying notes

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

Note 1 - Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At June 30, 2002 the Company had a working capital deficiency of $6,451,478 and an accumulated deficit of $22,157,460. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $33,669 for the six month period ended June 30, 2002. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financial facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

Note 2 - Significant Accounting Policies

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Note 3 - Accounts Payable

Accounts payable consists of the following:

	June 30, 2002 *(Unaudited)*	December 31, 2001 *(Audited)*
Trade	$ 292,752	$ 309,867
Accrued interest	2,969,080	2,215,970
Employees	565,356	516,690
Due to Emerging Market Solutions International Inc.	382,954	95,122
Due to Automated Wagering International Inc.	-	8,689,417
	$ 4,210,142	$ 11,827,066

Note 4 - Settlement of Debt

Pursuant to a settlement and termination agreement dated May 31, 2002 between the Company and Automated Wagering International, Inc. ("AWI"), the Company paid approximately $23,000 ($15,000 USD), representing full and final settlement of debts aggregating $9,654,066 between the Company and AWI. During the period January 1, 2002 through to May 31, 2002 the Company incurred $434,092 in general overhead costs from operations in Northern Vietnam and $530,557 in interest on outstanding amounts due to AWI. Accordingly, a gain on settlement of debt of $9,631,066 has been reflected in operations during the period ended June 30, 2002.

Note 5 - Restatement of Interim Financial Statements

(a) Agreement with Emerging Market Solutions International Inc.

The interim financial statements for the three and six months ending June 30, 2002 have been restated to reflect a correction in the accounting treatment of development costs related to the share purchase agreement executed between Emerging Market Solutions International Inc. ("EMSI") and the Company on May 30, 2002. Under the share purchase agreement the Company originally recorded additions to deferred development costs of $2,206,869 of which $1,662,168 related to EMSI and their development of the lottery system in the City of Ho Chi Minh and the Southern Provinces of Vietnam and $544,701 related to general overhead costs of the Company and its operations in the Northern Provinces of Vietnam.

As the share purchase agreement is subject to a number of conditions, the transaction has not been completed as of June 30, 2002. Accordingly, the deferred development costs and liabilities associated of $1,662,168 have been removed from the financial statements as the costs relate to EMSI and not the Company. In addition, the costs associated with general overhead of $544,701 have been reclassified from deferred development costs and charged to operations for the period.

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements *(Continued)*

(b) Lottery system in Northern Provinces of Vietnam

The Company has evaluated the carrying values of its capital assets and deferred development costs associated with its lottery system in the Northern Provinces of Vietnam and have determined there has been an impairment in value due to continued shortfalls in net revenues recovered from the project. Accordingly, additional depreciation and amortization of $819,329 has been charged to operations during the period ended June 30, 2002 of which $773,136 represents the impairment of capital assets and the balance relates to deferred costs.

(c) Settlement of debt

The Company has reclassified $377,744 from general and administration to settlement of debt, representing the foreign currency translation gain relating to the settlement of debt with AWI as described in Note 4.

The effects of the restatement are as follows:

	June 30, 2002	
Balance Sheet Data	*As reported*	*Restated*
Assets		
Current		
Cash	$ 2,646	$ 2,646
Accounts receivable	4,805	4,805
Prepaid expenses	1,213	1,213
	8,664	8,664
Capital assets	1,346,276	573,140
Deferred development costs	2,253,062	-
	$ 3,608,002	$ 581,804
Liabilities		
Current		
Accounts payable	$ 5,872,310	$ 4,210,142
Short-term debt	2,250,000	2,250,000
	8,122,310	6,460,142
Long-term debt	500,000	500,000
	8,622,310	6,960,142
Shareholders' Deficiency		
Share capital	15,779,122	15,779,122
Deficit	(20,793,430)	(22,157,460)
	(5,014,308)	(6,378,338)
	$ 3,608,002	$ 581,804

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.

Notes to Restated Consolidated Financial Statements

For the six months ended June 30, 2002

(Unaudited)

Note 5 - Restatement of Interim Financial Statements ***(Continued)***

	For the six months ended June 30, 2002		*For the three months ended June 30, 2002*	
	As reported	*Restated*	*As reported*	*Restated*
Statement of Loss and Deficit Data				
Revenue	$ 33,669	$ 33,669	$ 15,184	$ 15,184
Expenses				
General and administrative	134,645	1,057,090	(213,797)	708,649
Interest and short-term loans	1,165,714	1,165,714	549,797	549,797
Interest on long-term loans	75,311	75,311	39,050	39,050
Depreciation and amortization	196,244	1,015,573	98,264	917,592
	1,571,914	3,313,688	473,314	2,215,088
Loss from continuing operations	(1,538,245)	(3,280,019)	(458,130)	(2,199,904)
Other				
Settlement of debt	9,253,322	9,631,066	9,253,322	9,631,066
Net earnings (loss)	7,715,077	6,351,047	8,795,192	7,431,162
Deficit, beginning of period	(28,508,507)	(28,508,507)	(29,588,622)	(29,588,622)
Deficit, end of period	$(20,793,430)	$(22,157,460)	$(20,793,430)	$(22,157,460)
Weighted average shares outstanding	33,690,581	33,690,581	33,690,581	33,690,581
Loss per share before other item	$ (0.05)	$ (0.10)	$ (0.01)	$ (0.07)
Earnings (loss) per share	$ 0.23	$ 0.19	$ 0.26	$ 0.22

Emerging Market Solutions International Inc.
Financial Statements
Year Ended June 30, 2002 (audited) and
Three Month Period Ended September 30, 2002 (unaudited)

82-4832

Hogenson & Company LLP

Chartered Accountants


RAN·ONE
member

Auditors' Report

To the shareholder of Emerging Market Solutions International Inc.:

We have audited the balance sheets of Emerging Market Solutions International Inc. as at June 30, 2002 and June 30, 2001 and the statements of loss, statements of deficit and statements of cash flow for the year ended June 30, 2002 and the three month period ended June 30, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2002 and June 30, 2001 and the results of its operations and its cash flows for the year ended June 30, 2002 and the three month period ended June 30, 2001, in accordance with Canadian generally accepted accounting principles.

The previous Auditors' Report dated November 5, 2002 has been withdrawn. As described in Note 2, developments costs are expensed as incurred and are not deferred as previously reported.

"Hogenson & Company LLP" (Signed)
HOGENSON & COMPANY LLP
Chartered Accountants

Calgary, Alberta, Canada

November 5, 2002 and February 28, 2003

EMERGING MARKET SOLUTIONS INTERNATIONAL INC.
BALANCE SHEETS (IN U.S. DOLLARS)
[SEE BASIS OF PRESENTATION- NOTE 1]

As at:

	September 30, 2002 $	June 30, 2002 $	June 30, 2001 $
	(unaudited)		
ASSETS			
Current			
Cash	**55,600**	5,600	5,600
Non current			
Due from Pacific Lottery Corporation ("PLC") [notes 1 and 3]	**347,166**	433,409	-
Incorporation costs	**3,350**	3,350	3,350
	350,516	436,759	3,350
	356,116	452,359	8,950
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current			
Accounts payable and accrued liabilities [note 4]	**516,011**	504,511	70,420
Due to Lottery & Wagering Solutions Inc. ("LWSI") [notes 1 and 5]	**1,003,098**	896,570	342,000
	1,519,109	1,401,081	412,420
Shareholder's deficiency			
Share capital (Authorized-unlimited number of common shares, 5,600 outstanding which were issued on incorporation)	**5,600**	5,600	5,600
Deficit	**(1,168,593)**	(954,322)	(409,070)
	(1,162,993)	(948,722)	(403,470)
	356,116	**452,359**	**8,950**

See accompanying notes

Approved by the Board: *"Richard DeVries"* (Signed)

Richard DeVries, Director

82-4832

EMERGING MARKET SOLUTIONS INTERNATIONAL INC.
STATEMENTS OF LOSS AND DEFICIT (IN U~S. DOLLARS)
[SEE BASIS OF PRESENTATION- NOTE 1]

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2002	Year Ended June 30, 2002	Period from Incorporation on April 19, 2001 to June 30, 2001
	$	$	$	
	(unaudited)	(unaudited)		
Expenses				
Administration	**3,500**	3,500	14,000	17,500
Interest	-	-	29,499	1,320
Bad debt *[note 1]*	**187,673**	-	-	-
Project development	**23,098**	240,693	501,753	390,250
Loss	**214,271**	244,193	545,252	409,070
Deficit, beginning of period	**954,322**	409,070	409,070	-
Deficit, end of period	**1,168,593**	653,263	954,322	409,070

See accompanying notes

EMERGING MARKET SOLUTIONS INTERNATIONAL INC.
STATEMENTS OF CASH FLOWS (IN U.S. DOLLARS)
[SEE BASIS OF PRESENTATION- NOTE 1]

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2002	Year Ended June 30, 2002	Period from Incorporation on April 19, 2001 to June 30, 2001
	$	$	$	$
	(unaudited)	(unaudited)		
Operating activities				
Loss	**(214,271)**	(244,193)	(545,252)	(409,070)
Add non-cash items:				
Bad debt *[note 1]*	**187,673**	-	-	-
Accrued interest expense	**11,528**	5,126	29,499	1,320
Increase in accounts payable and accrued liabilities exclusive of incorporation costs	**11,500**	180,217	434,091	67,070
Cash used in operating activities	**(3,570)**	(58,850)	(81,662)	(340,680)
Financing activities				
Shares issued for cash on incorporation	-	-	-	5,600
Cash received from LWSI	**95,000**	133,570	525,071	340,680
Cash advanced to PLC	**(91,430)**	(74,720)	(443,409)	-
Cash provided by financing activities	**3,570**	58,850	81,662	346,280
Change in cash	-	-	-	5,600
Cash, beginning of period	5,600	5,600	5,600	-
Cash, end of period	5,600	5,600	5,600	5,600

See accompanying notes

82-4832

Emerging Market Solutions International Inc.
Notes to Financial Statements
Information as at September 30, 2002 and for the three month periods ended
September 30, 2002 and September 30, 2001 is unaudited
All amounts in these financial statements are in U.S. dollars

1. BASIS OF PRESENTATION

Emerging Market Solutions International Inc. (the "Company") was incorporated under Barbados law on April 19, 2001. The Company was created to bid for on-line lottery development contracts, and has a contract with the Vietnamese state-owned corporation "Detetour" to provide lottery, betting equipment and services in the Southern part of Vietnam (the "Lottery Business").

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis, which presumes realization of assets and discharge of liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses from inception and as at September 30, 2002 have a working capital deficiency and a shareholder's deficiency of $1,513,509 and $1,162,993, respectively.

The Company is financed primarily through advances from Lottery & Wagering Solutions Inc. ("LWSI"). LWSI has advanced cash to the Company on the understanding the Company will spend the monies, in its complete discretion, to advance the Lottery Business. The Company has few assets or employees, accordingly, it chose to engage Pacific Lottery Corporation ("PLC") to spend monies on the Company's behalf to advance the Lottery Business. The Company also chose to loan PLC monies to spend as PLC saw fit. The amount due from PLC on the Company's balance sheet represents solely loans to PLC. In November 2002, the Company forgave $187,673 of the loan to PLC (see Note 3). This forgiveness is evidence of an impairment in the loan as at September 30, 2002 and has therefore been recorded as a bad debt in the three month period ended September 30, 2002.

The Company, PLC and LWSI and their shareholders have agreements in place to exchange shares in the future (see Note 6). Prior to these agreements, the Company, PLC and LWSI each operated at arm's length from each other.

As the Company is in the process of investigating the viability of the Lottery Business, and in view of the Company's financial position and results of operations, the Company's ability to continue as a going concern is dependent on obtaining sufficient additional financing to achieve planned principal operations, one or more business combinations and the settlement of obligations from and to PLC and LWSI. The outcome of these matters cannot be predicted at this time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are summarized as follows:

Development costs

Development costs are expensed as incurred. This represents a change in accounting policy from 2001 when development costs were deferred. The comparative figures for 2001 have been restated accordingly.

Financial instruments

The fair value of accounts payable and accrued liabilities approximates fair value. The estimated fair value of amounts due to and from LWSI and PLC, respectively, are not reasonably determinable. EMSI is exposed to credit risk on the loan receivable (see Note 3) should the share purchase agreement (see Note 7) not be finalized as contemplated.

All amounts in these financial statements are in U.S. dollars

Use of estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in Canada, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. DUE FROM PLC

The amount bears no interest and is due on demand. The Company does not expect to recover any amounts due in the next year; accordingly they have classified the amount as a non-current asset. Cash recoveries from PLC in the future are uncertain. In November 2002, $187,673 of debt from PLC was forgiven.

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

These amounts are due to trade creditors and contractors engaged directly by the Company. Included is $37,500 ($30,000 June 30, 2002 and $7,101 June 30, 2001) owed to the shareholder of EMSI, $462,161 ($462,161 June 30, 2002 and $0 June 30, 2001) owed to LWSI, and $42, 500 owed to PLC as of June 30, 2001.

5. DUE TO LWSI

The notes bear 5% interest and are payable to LWSI on demand plus 180 days.

6. SUBSEQUENT EVENTS

The Company has agreements with PLC, LWSI and their respective shareholders to enter into business combinations and to further develop the Lottery Business. Closing of these agreements is subject to conditions precedent. The satisfaction of these conditions precedent cannot be reasonably predicted at this time. Should some or all of these agreements close, the Company's financial position will change significantly. Should some or all of these agreements not close, the Company may cease to be a going concern (see Note 1).

Also see note 1 concerning the November 2002 forgiveness of PLC debt.

7. COMMITMENTS

On May 30, 2002 a share purchase agreement ("2002 Agreement") was executed between EMSI and PLC, subject to certain conditions precedent, in which the shareholder of EMSI will sell all of the shares of EMSI to PLC, in exchange for 18,333,333 common shares of PLC. The 2002 Agreement was made with the expectation of a complimentary agreement being executed with LWSI; releasing EMSI from all obligations emanating from a previous share purchase agreement and agreeing to settle the notes payable to LWSI with PLC shares.

8. RELATED PARTY DISCLOSURE

Project development expenses include $7,500 for the three months ended September 30, 2002 (2001 — $7,500) and $39,990 for the year ended June 30, 2002 (2001 - $9,990) for legal fees and business consulting fees charged by a legal firm that is the shareholder of EMSI. The sole director of EMSI is the shareholder of the legal firm. Also see note 4 for liabilities to related party.

82-4832

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

Pro-Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

82-483.

COMPILATION REPORT

To the Board of Directors of
Pacific Lottery Corporation
(formerly Applied Gaming Solutions of Canada Inc.)

We have reviewed, as to compilation only, the accompanying unaudited pro-forma consolidated balance sheet of Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.) as at September 30, 2002.

In our opinion the unaudited pro-forma consolidated balance sheet has been properly compiled to give effect to the proposed transactions and assumptions described in the notes thereto.

Calgary, Alberta	*"Dick Cook Schulli"* (Signed)
February 13, 2003	**CHARTERED ACCOUNTANTS**

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

Pro-Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

	Pacific Lottery Corporation	Emerging Market Solutions International Inc.		Adjustments (Note 2)	Pro-Forma Consolidated Balance
ASSETS					
Current					
Cash	$ 7,327	$ 8,840	(vii)	$ 4,400,000	$ 4,416,167
Accounts receivable	3,989	-		-	3,989
Prepaid expenses and deposits	1,270	5,288			6,558
	12,586	14,128		-	4,426,714
Due from Pacific Lottery Corporation	-	548,000	(v)	(548,000)	-
Capital assets	477,585	-		-	477,585
	$ 490,171	$ 562,128			$ 4,904,299
LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 4,238,908	$ 814,523	(ii)	$ (561,702)	$ 355,857
			(iv)	(3,406,351)	
			(vi)	(729,521)	
Due to Emerging Market Solutions International Inc.	548,000	-	(v)	(548,000)	-
Due to Lottery & Wagering Solutions Inc.	-	1,583,390	(vi)	(1,583,390)	-
Short-term loans	2,250,000	-	(iii)	(2,250,000)	-
	7,036,908	2,397,913			355,857
Long-term debt	500,000	-	(iii)	(500,000)	-
	7,536,908	2,397,913			355,857
SHAREHOLDERS' EQUITY					
Share capital	15,779,122	8,840	(i)	(15,246,349)	10,557,387
			(ii)	561,702	
			(iii)	2,750,000	
			(v)	(8,840)	
			(v)	1	
			(vi)	2,312,911	
			(vii)	4,400,000	
Deficit	(22,825,859)	(1,844,625)	(i)	15,246,349	(6,008,945)
			(iv)	3,406,351	
			(v)	1,844,625	
			(v)	(1,835,786)	
	(7,046,737)	(1,835,785)			4,548,442
	$ 490,171	$ 562,128			$ 4,904,299

See accompanying notes to Pro-Forma Consolidated Balance Sheet

82-4832

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

Notes to Pro-Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

Note 1 - Basis of Presentation

The pro-forma consolidated balance sheet of Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.) ("PLC") or the "Company" has been prepared by PLC in connection with its proposed acquisition of Emerging Markets Solutions International Inc. ("EMSI"), settlement of existing debts and private placement. The pro-forma consolidated balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

In compiling the pro-forma consolidated balance sheet, the following historical information was used:

(a) The unaudited restated balance sheet of PLC as at September 30, 2002;

(b) The unaudited balance sheet of EMSI as at September 30, 2002, converted to Canadian dollars using current rate at date of balance sheet.

The pro-forma consolidated balance sheet should be read in conjunction with the foregoing financial statements, including the notes thereto.

The unaudited pro-forma consolidated balance sheet may not be indicative of either the results that actually would have occurred if the events herein had been in effect on the dates indicated or of the results which may be obtained in the future.

Note 2 - Pro Forma Assumptions and Adjustments

The pro-forma consolidated balance sheet gives effect to the proposed transactions as if they have occurred at September 30, 2002. The pro-forma consolidated balance sheet incorporates the following pro-forma assumptions and adjustments:

(i) To reflect the reduction in stated capital of $15,246,349 from a transfer from deficit.

(ii) To reflect PLC issuing 1,872,339 post-consolidation common shares to settle $561,702 in accounts payable to current and former employees of the Company.

(iii) To reflect PLC issuing 9,166,666 post-consolidation common shares to settle $2,250,000 in short-term loans and $500,000 in long-term debt.

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)

Notes to Pro-Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

Note 2 - Pro Forma Assumptions and Adjustments *(Continued)*

(iv) To reflect debt forgiveness in PLC of $3,406,351, representing forgiveness of $3,389,601 in accrued interest on short and long-term loans and $16,750 in past services provided by a consultant to the Company.

(v) The issuance of 18,333,333 PLC common shares for all of EMSI's common shares.

This transaction has been recorded in this pro-forma balance sheet at the estimated fair value of the net identifiable assets of EMSI, which approximates their book values.

Net assets acquired:

Other assets	$ 5,288
Due from Pacific Lottery Corporation	548,000
Trade payables	(85,002)
Due to Lottery & Wagering Solutions Inc.	(2,312,911)
	(1,844,625)
Cash acquired	8,840
	(1,835,785)
Consideration given 18,333,333 common shares	1
Excess cost of the purchase over the net identifiable assets acquired, charged to deficit	$ (1,835,786)

82-4832

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)

Notes to Pro-Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

Note 2 - Pro Forma Assumptions and Adjustments *(Continued)*

(vi) To reflect PLC issuing 7,709,703 post-consolidation common shares to settle $729,521 in accounts payable and $1,583,390 in advances due to Lottery & Wagering Solutions Inc. by EMSI.

(vii) To reflect private placement offering of 18,000,000 post-consolidation common shares at $0.25 per share for net proceeds of $4,400,000, after deduction of share issue costs estimated at $100,000.

Note 3 - Pro-Forma Share Capital

The authorized share capital of Pacific Lottery Corporation (formerly Applied Gaming Solutions of Canada Inc.) is as follows:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors.

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)

Notes to Pro-Forma Consolidated Balance Sheet

As at September 30, 2002

(Unaudited)

Note 3 - Pro-Forma Share Capital *(Continued)*

The issued share capital and related recorded values after giving effect to a share consolidation of one new common share for every ten old common shares issued and outstanding and the pro-forma transactions as described above is set out below:

	Pro-forma Adjustment	Common Shares: Number of Shares	Common Shares: Amount
Balance, September 30, 2002 before pro-forma transactions		33,690,851	$ 15,779,122
Share consolidation		(30,321,766)	-
		3,369,085	15,779,122
Reduction in stated capital	Note 2(i)	-	(15,246,349)
Settlement of current and past PLC employee debts	Note 2(ii)	1,872,339	561,702
Settlement of short and long-term loans	Note 2(iii)	9,166,666	2,750,000
Acquisition of EMSI	Note 2(v)	18,333,333	1
Settlement of liabilities to LWSI acquired on acquisition of EMSI	Note 2(vi)	7,709,703	2,312,911
Private placement	Note 2(vii)	18,000,000	4,400,000
Pro-forma balance, September 30, 2002		58,451,126	$ 10,557,387

Note 4 - Name Change

Through a certificate of amendment dated November 13, 2002 the Company changed its name from Applied Gaming Solutions of Canada Inc. to Pacific Lottery Corporation.


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C. 155 SECTION

Pacific Lottery Corporation
Early Warning Report Filed Pursuant toNational Instrument 62-103
Section 111 of the Securities Act (British Columbia)Section 176 of the Securities Act (Alberta)Section 101 of the Securities Act (Ontario)

(a) **The name and address of the offeror:**
Lottery & Wagering Solutions, Inc. ("LWSI")
8201 Peters Road, Suite 1000 Fort Lauderdale, FL 33324

(b) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was the ownership or control that was acquired in those circumstances.**
As of April 7, 2003, LWSI acquired ownership and control of 7,962,620 common shares of Pacific Lottery Corporation ("Common Shares") and 1,400,000 Common Share Purchase Warrants ("Warrants"). The acquisition of the Warrants constitutes beneficial ownership (as described in subsection 90(1) of the *Securities Act* (Ontario)) of an additional 1,400,000 Common Shares, representing aggregate beneficial ownership by LWSI of approximately 22.4% of the outstanding Common Shares (or 15.7% following the conversion to common shares of the outstanding preferred shares), or approximately 11.9% on a fully-diluted basis.

(c) **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**
Immediately after the transaction, LWSI held 7,962,620 Common Shares and 1,400,000 Warrants, representing beneficial ownership by LWSI of approximately 22.4% of the outstanding Common Shares, or approximately 11.9% on a fully-diluted basis.

(d) **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

(i) **the offeror, either alone or together with any joint actors, has ownership and control:**
LWSI currently has ownership and control over 7,962,620 Common Shares, and 1,400,000 Warrants representing approximately 22.4% of the outstanding Common Shares, or approximately 11.9% on a fully-diluted basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and**
None.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**
None.

(e) **The name of the market in which the transaction or occurrence took place.**
Private placement.

(f) **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**
The shares were acquired for investment purposes. In fulfilling its responsibilities as an owner of securities, LWSI may make its views known to Pacific Lottery Corporation management or directors when proxies are solicited and on other occasions.
Depending on market conditions and other factors that LWSI may deem material to its investment decisions, LWSI may in the future acquire shares, debentures, options or

72-4832

other derivative securities related to the shares, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its Common Shares, Warrants or options or other derivative securities related to the shares, in one or more transactions, in each case to the extent then permitted by applicable law and regulations.

(g) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

As of April 7, 2003, LWSI entered into an agreement with Pacific Lottery Corporation to purchase 7,962,620 Common Shares of Pacific Lottery Corporation in satisfaction of indebtedness at a deemed purchase price of $0.30 per share.

(h) **The names of any joint actors in connection with the disclosure required by this Form.**

None.

(i) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The Common Shares were acquired in satisfaction of indebtedness at the deemed price of $0.30 per share. The Warrants were acquired as a finders fee.

(j) **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-103 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

None.

DATED this 10th day of April, 2003.

(Signed) *"Miles Greenberg"*
Miles Greenberg
Chief Financial Officer
Lottery & Wagering Solutions, Inc.

82-4832

EARLY WARNING
ACQUISITION REPORT

Securities Act

1. **Name and address of the Offeror**

   Richard W. DeVries Professional Corporation
   171, 5005 Dalhousie Drive N.W. Calgary, Alberta T3A 5R8

2. **Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror**

   Ownership and control of 18,333,333 preferred shares series 3 comprising 100% of the issued and outstanding preferred shares series 3 of the Issuer.

3. **Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition**

   Richard W. DeVries owns 19,500 common shares (0.05% of the issued and outstanding common shares) and 18,333,333 preferred shares series 3 (convertible to common shares on a one for one basis) together comprising 31.3% of the issued and outstanding common shares of the Issuer following conversion of the preferred shares series 3.

4. **Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control; (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control but does not have ownership**

   The Offerer has ownership and/or control over 19,500 common shares and 18,333,333 preferred shares series 3.

5. **Name of the market in which the acquisition took place**

   The acquisition took place by way of a purchase from treasury of the Issuer.

6. **Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer's securities**

   The Offeror acquired the preferred shares series 3 for investment purposes and has no present intention to increase its beneficial ownership of or control over any of the Issuer's securities, other than the conversion of the preferred shares series 3 to common shares of the Issuer.

7. **General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities**

   Not applicable.

8. **Names of all joint actors in connection with the acquisition**

   Not applicable.

82-4832

9. If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The preferred shares series 3 were purchased at a deemed price of $0.30 per share in consideration of the Issuer acquiring all of the issued and outstanding shares of Emerging Market Solutions Inc. by the Issuer.

10. Description of any change in any material fact set out in a previous report

Not applicable.

DATED this 7th day of April, 2003.

RICHARD W. DEVRIES PROFESSIONAL CORPORATION

Per: *"Richard W. DeVries"*
Richard W. DeVries

NEWS RELEASE

April 10th, 2003 TSXV-LUK

PACIFIC LOTTERY CORPORATION – EARLY WARNING REPORT

Calgary, Alberta, Canada – Richard W. DeVries Professional Corporation ("DeVries") of 171, 5005 Dalhousie Drive N.W. Calgary, Alberta, T3A 5R8 announces that it has acquired ownership and control of 18,333,333 preferred shares series 3 of Pacific Lottery Corporation (convertible into common shares of Pacific on a one for one basis without payment of further consideration) (100% of the preferred shares series 3) at a price of $0.30 per share from the treasury of Pacific pursuant to the acquisition by Pacific of all of the issued and outstanding shares of Emerging Market Solutions Inc. from DeVries. Following this acquisition, DeVries has ownership and control of 19,500 common shares of Pacific (0.05% of the common shares of Pacific and 31.3% of the common shares of Pacific following conversion of the preferred shares series 3). The preferred shares series 3 were acquired for investment purposes and there is no present intention to acquire ownership of, or control over, additional securities of the Corporation, other than the acquisition of common shares on conversion of the preferred shares.

For further information, please contact Mr. Richard W. DeVries, at 171, 5005 Dalhousie Drive N.W. Calgary, Alberta, T3A 5R8 Phone (718) 874 8319 and Fax (403) 299 9168.

The TSX Venture Exchange Inc. does not accept responsibility for the adequacy or the accuracy of this news release.

82-4832

NEWS RELEASE
April 11, 2003
For Immediate Release

Lottery & Wagering Solutions Inc. INVESTS IN Pacific Lottery Corporation

Lottery & Wagering Solutions Inc. ("LWSI") announced that on April 7, 2003, it acquired, pursuant to a private placement, ownership and control of 7,962,620 common shares of Pacific Lottery Corporation ("Common Shares") and 1,400,000 warrants which entitle LWSI to acquire up to 1,400,000 additional Common Shares, representing aggregate beneficial ownership (assuming exercise of the warrants) of approximately 22.4% of the outstanding Common Shares (or 15.7% following the conversion to common shares of the outstanding preferred shares), or approximately 11.9% on a fully-diluted basis. The common shares were acquired by LWSI in satisfaction of indebtedness at a deemed purchase price of C$.30 per share. The warrants were acquired as a "finders fee".

The shares were acquired for investment purposes. In fulfilling its responsibilities as an owner of securities, LWSI may make its views known to Pacific Lottery Corporation management or directors when proxies are solicited and on other occasions.

Depending on market conditions and other factors that LWSI may deem material to its investment decisions, LWSI may in the future acquire shares, debentures, options or other derivative securities related to the shares, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares, warrants or options or other derivative securities related to the shares, in one or more transactions, in each case to the extent then permitted by applicable laws and regulations.

A copy of the Early Warning Report that was filed with the applicable securities commissions can be obtained by contacting:

Mr. Miles Greenberg
Telephone No.: (954) 916-2610
Telefax No.: (954) 916-2611
Lottery & Wagering Solutions Inc.
8201 Peters Road, Suite 1000
Fort Lauderdale, FL 33324